UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 20, 2006

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**

Third Amended and Restated Advisory Agreement

On March 20, 2006, Behringer Harvard REIT I, Inc. (the "Company") entered into the Third Amended and Restated Advisory Agreement (the "Amended Advisory Agreement") with Behringer Advisors LP, a Texas limited partnership ("Behringer Advisors"). The Amended Advisory Agreement (1) provides Behringer Advisors the option to convert shares of the Company's non-participating, non-voting convertible stock, par value $0.0001 per share (the "Convertible Stock"), into shares of the Company's common stock, par value $0.0001 per share (the "Common Stock"), upon stated future events in lieu of certain fees payable in the future; (2) provides that no Acquisition and Advisory Fees shall be paid to Behringer Advisors for any temporary investments; (3) clarifies how Asset Management Fees will be paid to Behringer Advisors for operating assets and development or redevelopment assets; (4) clarifies how Acquisition and Advisory Fees shall be paid to Behringer Advisors for investments in entities that own real estate investments; and (5) clarifies that the Debt Financing Fee is payable for any assumption of debt arranged by Behringer Advisors.

The Amended Advisory Agreement is attached to this Form 8-K as Exhibit 10.1 and is incorporated into this filing in its entirety.

Third Amended and Restated Property Management and Leasing Agreement

On March 20, 2006, the Company, Behringer Harvard OP I, LP, a Texas limited partnership and a wholly-owned subsidiary of the Company, and HPT Management Services LP, a Texas limited partnership ("HPT Management"), entered into the Third Amended and Restated Property Management and Leasing Agreement (the "Amended Property Management Agreement"). The Amended Property Management Agreement provides that in the event that the Company contracts directly with a non-affiliated third party property manager the Company will pay HPT Management an oversight fee equal to 1% of the gross revenues generated by that property in addition to any fees paid to the third party property manager. In no event will the Company pay both a property management fee and an oversight fee to HPT Management with respect to any particular property.

The Amended Property Management Agreement is attached to this Form 8-K as Exhibit 10.2 and is incorporated into this filing in its entirety.

Item 5.03   **Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.**

On March 22, 2006, the Company filed Articles Supplementary to its Sixth Articles of Amendment and Restatement, which reclassified and designated 1,000 authorized but unissued shares of Common Stock as shares of Convertible Stock.

The Articles Supplementary are attached to this Form 8-K as Exhibit 3.1 and are incorporated into this filing in their entirety.

Item 8.01   **Other Events.**

On March 20, 2006 the Company's board of directors declared distributions payable to the stockholders of record each day during for the months of April, May, and June 2006. The declared distributions will equal a daily amount of $.0019178 per share of common stock, which is equivalent to an annual distribution rate of seven percent (7.0%) assuming the share was purchased for $10.00. A portion of each distribution is expected to constitute return of capital for tax purposes. Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.

Item 9.01   **Financial Statements and Exhibits.**

    (d)   Exhibits.

Exhibit No.	Description
3.1	Articles Supplementary
10.1	Third Amended and Restated Advisory Agreement
10.2	Third Amended and Restated Property Management and Leasing Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: March 24, 2006   By: /s/ Gerald J. Reihsen, III
                                              Gerald J. Reihsen, III
                                              Executive Vice President – Corporate
                                              Development & Legal and Secretary

Exhibit 3.1

BEHRINGER HARVARD REIT I, INC.

ARTICLES SUPPLEMENTARY

Behringer Harvard REIT I, Inc., a Maryland corporation (the "Company"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Section 5.2(ii) of the Sixth Articles of Amendment and Restatement of the Company (as amended, supplemented or restated from time to time, the "Charter"), the Board of Directors of the Company (the "Board"), by resolution duly adopted at a meeting duly called and held on March 20, 2006, reclassified and designated 1,000 authorized but unissued Common Shares (as defined in the Charter) as shares of non-participating, non-voting, convertible stock, $0.0001 par value per share (the "Convertible Shares"), with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article V of the Charter with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:

(i)   DISTRIBUTION RIGHTS. The holders of any outstanding Convertible Shares shall not be entitled to receive dividends or other Distributions on such Convertible Shares.

(ii)   VOTING RIGHTS.

(a)   Except for the voting rights expressly conferred by Article First, Section (ii)(b) hereof, the holders of the outstanding Convertible Shares shall not be entitled to (1) vote on any matter, or (2) receive notice of, or to participate in, any meeting of Stockholders at which they are not entitled to vote.

(b)   The affirmative vote of the holders of at least two-thirds (⅔) of the outstanding Convertible Shares, voting together as a single class for such purposes, shall be required for the adoption of any amendment, alteration or repeal of any provision of the Charter that materially and adversely changes the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms and conditions of redemption of the Convertible Shares (it being understood that an increase in the number of Directors is not, by itself, such a material and adverse change).

(c)   Whenever the holders of Convertible Shares are entitled to vote as a single class on any matter pursuant to the provisions of Article First, Section (ii)(b) hereof, the vote required to approve such matter shall be the affirmative vote of at least two-thirds (⅔) of all the votes entitled to be cast by the holders of Convertible Shares,

with each Convertible Share having one (1) vote per Convertible Share.

(iii)   CONVERSION.

(a)   Each outstanding Convertible Share shall convert into a number of Common Shares as set forth in Article First, Section (iii)(b) hereof, automatically and without any further action required, upon the occurrence of any of the following events (each a "Triggering Event"): (1) the date when the holders of the Common Shares have received distributions equal to or in excess of the sum of Invested Capital and the Stockholders' 9% Return (the "Liquidation Event"); or (2) Listing. In addition, each outstanding Convertible Share shall become convertible into a number of Common Shares as set forth in Article First, Section (iii)(c) hereof, automatically and without any further action required, upon the termination or expiration without renewal of the Advisory Agreement with Behringer Advisors LP, a Texas limited partnership, other than a termination by the Company because of a material breach by Behringer Advisors LP (an "Advisory Agreement Termination").

(b)   Upon the occurrence of a Triggering Event, each Convertible Share shall be converted into a number of Common Shares equal to 1/1000 of the result of (1) the product of 0.15 times the amount, if any, by which (A) the sum of the Company Value as of the date of the Triggering Event plus the total Distributions paid to holders of Common Shares through the date of the Triggering Event, exceeds (B) the sum of Invested Capital plus the Stockholders' 9% Return as of the date of the Triggering Event, with such result divided by (2) the quotient of the Company Value divided by the number of outstanding Common Shares on the date of the Triggering Event. Such conversion, in the case of conversion upon Listing, will not occur until the 31st trading day after the date of such Listing. If, in the good faith judgment of the Board, full conversion of all Convertible Shares would jeopardize the Company's status as a REIT, then only that number of Convertible Shares (or fraction thereof) shall be converted into Common Shares such that the Company's REIT status is not jeopardized, and the remaining Convertible Shares shall be deemed retired immediately upon such conversion.

(c)   Upon the occurrence of an Advisory Agreement Termination prior to a Triggering Event, each Convertible Share shall become convertible (but will not convert except as provided in the next sentence of this Article First, Section (iii)(c)) into a number of Common Shares equal to 1/1000 of the result of (1) the product of

0.15 times the amount, if any, by which (A) the sum of the Company Value as of the Termination Date plus the total Distributions paid to holders of Common Shares through the Termination Date, exceeds (B) the sum of Invested Capital plus the Stockholders' 9% Return, with such result divided by (2) the quotient of the Company Value divided by the number of outstanding Common Shares on the Termination Date. Thereafter, upon the occurrence of a Triggering Event, if the Company's investors have received distributions equal to the sum of Invested Capital plus the Stockholders' 9% Return, each Convertible Share will automatically convert into the number of Common Shares determined pursuant to the preceding sentence. If, in the good faith judgment of the Board, full conversion of all Convertible Shares would jeopardize the Company's status as a REIT, then only that number of Convertible Shares (or fraction thereof) shall be converted into Common Shares such that the Company's REIT status is not jeopardized, and the remaining Convertible Shares shall be deemed retired immediately upon such conversion.

(d)   As promptly as practicable after a Triggering Event, including a Triggering Event that causes the Convertible Shares to automatically convert into Common Shares pursuant to Article First, Section (iii)(c) hereof, the Company shall issue and deliver to each holder of Convertible Shares a certificate or certificates representing the number of Common Shares into which his, her or its Convertible Shares were converted (or shall cause the issuance of such Common Shares to be reflected in the Company's stock ledger, if the Common Shares are uncertificated). The person in whose name the Common Shares are issued shall be deemed to have become a Stockholder of record on the date of conversion.

(e)   The issuance of Common Shares on conversion of outstanding Convertible Shares shall be made by the Company without charge for expenses or for any tax in respect of the issuance of such Common Shares.

(f)   In the event of any reclassification or recapitalization of the outstanding Common Shares (except a change in par value, or from no par value to par value, or subdivision or other split or combination of Common Shares), or in case of any consolidation or merger to which the Company is a party, except a merger in which the Company is the surviving corporation and which does not result in any such reclassification or recapitalization, the Company or the successor or purchasing business entity shall provide that the holders of each Convertible Share then outstanding shall thereafter have the right to convert such Convertible Shares into the kind and amount of stock and other

securities and property receivable, upon such reclassification, recapitalization, consolidation or merger, by a holder of the number of Common Shares of the Company into which such Convertible Shares might have been converted. The provisions of this Article First, Section (iii)(f) shall similarly apply to successive reclassifications, recapitalizations, consolidations or mergers.

(g)   Common Shares issued on conversion of Convertible Shares shall be issued as fully paid shares and shall be nonassessable by the Company. The Company shall, at all times, reserve and keep available, for the purpose of effecting the conversion of the outstanding Convertible Shares, such number of its duly authorized Common Shares as shall be sufficient to effect the conversion of all of the outstanding Convertible Shares.

(h)   Convertible Shares converted as provided herein shall be reclassified as authorized but unissued Common Shares.

(iv)   EXCEPTED HOLDER LIMIT FOR HOLDER OF CONVERTIBLE SHARES. For purposes of Section 5.9 of the Charter, the holder of the Convertible Shares shall have an Excepted Holder Limit (as such term is defined in Section 5.9 of the Charter) of a 20% interest (in value or number of as-converted shares, whichever is more restrictive) of the aggregate of the outstanding Common Shares of the Company, subject to adjustment pursuant to Sections 5.9(g) and 5.9(h) of the Charter, including any adjustment approved by the Board.

(v)   DEFINITIONS.

(a)   "Change of Control" means any event (including, without limitation, issue, transfer or other disposition of Shares of capital stock of the Company or equity interests in the Operating Partnership, merger, share exchange or consolidation) after which any "person" (as that term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the "beneficial owner" (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended), directly or indirectly, of securities of the Company or the Operating Partnership representing greater than 50% of the combined voting power of the Company's or the Operating Partnership's then outstanding securities, respectively; provided, that a Change of Control shall not be deemed to occur as a result of any widely distributed public offering of the Common Shares.

(b)   "Closing Price" means, on any date, the last sale price for any class or series of the Common Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and

asked prices, regular way, for such Common Shares, in either case as reported in the principal consolidated transaction reporting system with respect to Common Shares listed or admitted to trading on the NYSE or, if such Common Shares are not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to Common Shares listed or admitted to trading on a principal national securities exchange or, if such Common Shares are not listed or admitted to trading on any national securities exchange, the last quoted price on the Nasdaq National Market System, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system or other quotation service that may then be in use or, if such Common Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Common Shares selected by the Board.

(c)   "Company Value" means the actual value of the Company as a going concern based on the difference between (1) the actual value of all of its assets as determined in good faith by the Board, including a majority of the Independent Directors, and (2) all of its liabilities as set forth on its then current balance sheet; provided that (A) if such Company Value is being determined in connection with a Change of Control that establishes the Company's net worth (e.g., a tender offer for the Common Shares, sale of all of the Common Shares or a merger) then the Company Value shall be the net worth established thereby, and (B) if such Company Value is being determined in connection with a Listing, then the Company Value shall be equal to the number of outstanding Common Shares multiplied by the Closing Price of a single Common Share averaged over a period of 30 trading days during which the Common Shares are listed or quoted for trading after the date of Listing. For purposes hereof, a "trading day" shall be any day on which the NYSE is open for trading whether or not the Common Shares are then listed on the NYSE and whether or not there is an actual trade of Common Shares on any such day. If the holder of Convertible Shares disagrees as to the Company Value as determined by the Board, then each of the holder of Convertible Shares and the Company shall name one appraiser and the two named appraisers shall promptly agree in good faith to the appointment of one other appraiser whose determination of the actual value of the Company as a going concern shall be final and binding on the parties as to Company Value. The cost of any such appraisal shall be split evenly between the Company and the Advisor.

(d)   "NYSE" means The New York Stock Exchange, Inc.

(e)   "Stock Dividend" means any dividend or other Distribution paid to Stockholders in the form of additional Shares.

(f)   "Stockholders' 9% Return" means, as of any date, an aggregate amount equal to a 9% cumulative, non-compounded, annual return on Invested Capital (calculated like simple interest); provided, however, that for purposes of calculating the Stockholders' 9% Return, any Stock Dividend shall not be included as a Distribution; and provided further, that for purposes of determining the Stockholders' 9% Return, the return for each portion of Invested Capital shall commence for purposes of the calculation upon the issuance of the Shares issued in connection with such Invested Capital.

(g)   All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Charter.

SECOND: The Common Shares have been reclassified and designated by the Board under the authority contained in Sections 5.2(ii) and 5.4 of the Charter. Immediately before the filing of these Articles Supplementary, the total number of Shares that the Company had authority to issue was 400,000,000 Shares, of which (i) 350,000,000 were designated as Common Shares, $0.0001 par value per share, and (ii) 50,000,000 were designated as Preferred Shares, $0.0001 par value per share. Immediately following the filing of these Articles Supplementary, the total number of Shares that the Company has authority to issue shall remain 400,000,000 Shares, of which (a) 349,999,000 are designated as Common Shares, $0.0001 par value per share, (b) 1,000 are designated as Convertible Shares, $0.0001 par value per share, and (c) 50,000,000 are designated as Preferred Shares, $0.0001 par value per share.   The aggregate par value of all authorized Shares having par value is $40,000.

THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FOURTH: The undersigned President of the Company acknowledges these Articles Supplementary to be the corporate act of the Company and, as to all matters or facts required to be verified under oath, the undersigned President of the Company acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[The remainder of this page intentionally blank]

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President, and attested to by its Secretary, on this 22nd day of March, 2006.

ATTEST: BEHRINGER HARVARD REIT I, INC.

By: /s/Gerald J. Reihsen, III   By: /s/ Robert S. Aisner   (SEAL)
Name: Gerald J. Reihsen, III   Name: Robert S. Aisner
Title: Secretary   Title: President

Exhibit 10.1

THIRD AMENDED AND RESTATED
ADVISORY AGREEMENT

This THIRD AMENDED AND RESTATED ADVISORY AGREEMENT (this "**Agreement**") is entered into on this the 20ᵗʰ day of March, 2006, by and between BEHRINGER HARVARD REIT I, INC., a Maryland corporation (the "**Company**"), and BEHRINGER ADVISORS LP, a Texas limited partnership (the "**Advisor**").

W I T N E S S E T H

WHEREAS, the Company has issued and will continue to be issuing shares of its common stock, par value $0.0001, to the public, such shares to be registered with the Securities and Exchange Commission and may subsequently issue additional securities;

WHEREAS, the Company and the Advisor previously entered into that certain Advisory Agreement, dated February 14, 2003 (as amended, supplemented or restated from time to time, the "Original Advisory Agreement"), and it is intended that this Agreement amend and restate the Original Advisory Agreement effective as of and for all periods after the date hereof;

WHEREAS, the Company is qualified as a real estate investment trust and intends to invest its funds in investments permitted by the terms of the Company's Articles of Incorporation and Sections 856 through 860 of the Internal Revenue Code;

WHEREAS, the Company desires to continue to avail itself of the experience, sources of information, advice, assistance and certain facilities available to the Advisor and to have the Advisor continue to undertake the duties and responsibilities hereinafter set forth, on behalf of, and subject to the supervision of, the Board, all as provided herein; and

WHEREAS, the Advisor is willing to continue to provide such services, subject to the supervision of the Board, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

The following defined terms used in this Agreement shall have the meanings specified below:

Acquisition Expenses. Any and all expenses incurred by the Company, the Advisor, or any Affiliate of either in connection with the selection, acquisition or development of any Asset, whether or not acquired, including, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, and title insurance premiums.

Acquisition Fees. Any and all fees and commissions, exclusive of Acquisition Expenses but including the Acquisition and Advisory Fees, paid by any Person to any other Person (including any fees or commissions paid by or to any Affiliate of the Company or the Advisor) in connection with making or investing in Mortgages or the purchase, development or construction of an Asset, including, without limitation, real estate commissions, selection fees, Development Fees, Construction Fees, non-recurring

management fees, loan fees, points or any other fees of a similar nature. Excluded shall be Development Fees and Construction Fees paid to any Person not affiliated with the Sponsor in connection with the actual development and construction of any Property.

Acquisition and Advisory Fees. The fees payable to the Advisor pursuant to Section 3.01(b).

Advisor. Behringer Advisors LP, a Texas limited partnership, any successor advisor to the Company, or any Person to which Behringer Advisors LP or any successor advisor subcontracts all or substantially all of its functions.

Affiliate or Affiliated. As to any Person, (i) any Person directly or indirectly owning, controlling, or holding, with the power to vote, 10% or more of the outstanding voting securities of such other Person; (ii) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other Person; (iii) any Person, directly or indirectly, controlling, controlled by, or under common control with such other Person; (iv) any executive officer, director, trustee or general partner of such other Person; and (v) any legal entity for which such Person acts as an executive officer, director, trustee or general partner.

Aggregate Assets Value. The aggregate book value of the Assets at the time of measurement before deducting depreciation, bad debts or other similar non-cash reserves and without reduction for any debt secured by or relating to such assets; provided, however, that during such periods in which the Company is obtaining regular independent valuations of the current value of its net assets for purposes of enabling fiduciaries of employee benefit plan stockholders to comply with applicable Department of Labor reporting requirements, "Aggregate Assets Value" will equal the greater of (i) the amount determined pursuant to the foregoing or (ii) the Assets' aggregate valuation established by the most recent such valuation report without reduction for depreciation, bad debts or other non-cash reserves and without reduction for any debt secured by or relating to such assets.

Appraised Value. Value according to an appraisal made by an Independent Appraiser.

Articles of Incorporation. The Articles of Incorporation of the Company filed with the Maryland State Department of Assessments and Taxation in accordance with the Maryland General Corporation Law, as amended, supplemented or restated from time to time.

Assets. Properties, Mortgages and other direct or indirect investments in equity interests in or loans secured by or otherwise relating to Real Property (other than investments in bank accounts, money market funds or other current assets, whether of the proceeds from an Offering or the sale of an Asset or otherwise) owned by the Company, directly or indirectly through one or more of its Affiliates or Joint Ventures.

Asset Management Fee. The fee payable to the Advisor for day-to-day professional management services in connection with the Company and its investments in Assets pursuant to this Agreement.

Average Invested Assets. For a specified period, the average of the aggregate book value of the Assets before deduction for depreciation, bad debts or other non-cash reserves, computed by taking the average of such values at the end of each month during such period; provided, however, that during such periods in which the Company is obtaining regular independent valuations of the current value of its net assets for purposes of enabling fiduciaries of employee benefit plan stockholders to comply with applicable Department of Labor reporting requirements, "Average Invested Assets" will equal the greater of (i) the amount determined pursuant to the foregoing or (ii) the Assets' aggregate valuation established by the

most recent such valuation report(s) without reduction for depreciation, bad debts or other non-cash reserves.

Board. The Board of Directors of the Company.

Bylaws. The bylaws of the Company, as the same are in effect from time to time.

Change of Control. Any event (including, without limitation, issue, transfer or other disposition of Shares of capital stock of the Company or equity interests in the Partnership, merger, share exchange or consolidation) after which any "person" (as that term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the "beneficial owner" (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended), directly or indirectly, of securities of the Company or the Partnership representing greater than 50% of the combined voting power of the Company's or the Partnership's then outstanding securities, respectively; provided, that a Change of Control shall not be deemed to occur as a result of any widely distributed public offering of the Shares.

Closing Price. On any date, the last sale price for any class or series of the Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Shares, in either case as reported in the principal consolidated transaction reporting system with respect to Shares listed or admitted to trading on the NYSE or, if such Shares are not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to Shares listed or admitted to trading on a principal national securities exchange or, if such Shares are not listed or admitted to trading on any national securities exchange, the last quoted price on the Nasdaq National Market System, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system or other quotation service that may then be in use or, if such Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Shares selected by the Board.

Code. Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

Company. Behringer Harvard REIT I, Inc., a corporation organized under the laws of the State of Maryland.

Company Value. The actual value of the Company as a going concern based on the difference between (a) the actual value of all of its assets as determined in good faith by the Board, including a majority of the Independent Directors, and (b) all of its liabilities as set forth on its then current balance sheet; provided that (i) if such Company Value is being determined in connection with a Change of Control that establishes the Company's net worth (e.g., a tender offer for the Shares, sale of all of the Shares or a merger) then the Company Value shall be the net worth established thereby, and (ii) if such Company Value is being determined in connection with a Listing, then the Company Value shall be equal to the number of outstanding Shares multiplied by the Closing Price of a single Share averaged over a period of 30 trading days during which the Shares are listed or quoted for trading after the date of Listing. For purposes hereof, a "trading day" shall be any day on which the NYSE is open for trading whether or not the Shares are then Listed on the NYSE and whether or not there is an actual trade of such Shares on any such day. If the holder of Convertible Shares disagrees as to the Company Value as determined by the Board, then each of the holder of Convertible Shares and the Company (determined by a majority of the Independent Directors) shall name one appraiser and the two named appraisers shall promptly agree in

good faith to the appointment of one other appraiser whose determination of the actual value of the Company as a going concern shall be final and binding on the parties as to Company Value. The cost of any such appraisal shall be split evenly between the Company and the Advisor.

Competitive Real Estate Commission. A real estate or brokerage commission paid or, if no such commission is paid, the amount that customarily would be paid for the purchase or sale of a Property that is reasonable, customary, and competitive in light of the size, type and location of the Property.

Construction Fee. A fee or other remuneration for acting as general contractor and/or construction manager to construct improvements, supervise and coordinate projects or to provide major repairs or rehabilitations on a Property.

Contract Purchase Price. The amount actually paid or allocated in respect of the purchase, development, construction or improvement of a Property, the amount of funds advanced with respect to a Mortgage or the amount actually paid or allocated in respect to the purchase of other Assets, in each case exclusive of Acquisition Fees and Acquisition Expenses.

Contract Sales Price. The total consideration provided for in the sales contract for the sale of a Property.

Convertible Shares. The 1,000 shares of the Company's non-participating, non-voting, convertible stock, par value $0.0001 per share.

Dealer Manager. Behringer Securities LP, an Affiliate of the Advisor, or such Person selected by the Board to act as the dealer manager for an Offering.

Development Fee. A fee for the packaging of a Property or Mortgage, including the negotiation and approval of plans, and any assistance in obtaining zoning and necessary variances and financing for a specific Property, either initially or at a later date.

Director. A member of the Board.

Distributions. Any dividends or other distributions of money or other property by the Company to owners of Shares, including distributions that may constitute a return of capital for federal income tax purposes.

Gross Proceeds. The aggregate purchase price of all Shares sold for the account of the Company through an Offering, without deduction for Selling Commissions, volume discounts, any marketing support and due diligence expense reimbursement or Organization and Offering Expenses. For the purpose of computing Gross Proceeds, the purchase price of any Share for which reduced Selling Commissions are paid to the Dealer Manager or a Soliciting Dealer (where net proceeds to the Company are not reduced) shall be deemed to be the full amount of the Offering price per Share pursuant to the Prospectus for such Offering without reduction.

Independent Appraiser. A Person with no material current or prior business or personal relationship with the Advisor or the Directors and who is a qualified appraiser of Real Property of the type held by the Company or of other Assets as determined by the Board. Membership in a nationally recognized appraisal society such as the American Institute of Real Estate Appraisers or the Society of Real Estate Appraisers shall be conclusive evidence of such qualification as to Real Property.

Independent Director. A Director who is not on the date of determination, and within the last two years from the date of determination has not been, directly or indirectly associated with the Sponsor, the

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Company, the Advisor or any of their Affiliates by virtue of (i) ownership of an interest in the Sponsor, the Advisor or any of their Affiliates, other than the Company, (ii) employment by the Sponsor, the Company, the Advisor or any of their Affiliates, (iii) service as an officer or director of the Sponsor, the Advisor or any of their Affiliates, other than as a Director of the Company, (iv) performance of services, other than as a Director of the Company, (v) service as a director or trustee of more than three real estate investment trusts organized by the Sponsor or advised by the Advisor, or (vi) maintenance of a material business or professional relationship with the Sponsor, the Advisor or any of their Affiliates. A business or professional relationship is considered material if the aggregate gross revenue derived by the Director from the Sponsor, the Advisor and their Affiliates exceeds 5% of either the Director's annual gross income during either of the last two years or the Director's net worth on a fair market value basis. An indirect association with the Sponsor or the Advisor shall include circumstances in which a Director's spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law, or brother- or sister-in-law is or has been associated with the Sponsor, the Advisor, any of their Affiliates, or the Company.

Intellectual Property Rights. All rights, titles and interests, whether foreign or domestic, in and to any and all trade secrets, confidential information rights, patents, invention rights, copyrights, service marks, trademarks, know-how, or similar intellectual property rights and all applications and rights to apply for such rights, as well as any and all moral rights, rights of privacy, publicity and similar rights and license rights of any type under the laws or regulations of any governmental, regulatory, or judicial authority, foreign or domestic and all renewals and extensions thereof.

Invested Capital. The amount calculated by multiplying the total number of Shares outstanding by $10.00, reduced by the portion of any Distribution (other than any Stock Dividends) that is attributable to Net Sales Proceeds and by any amounts paid by the Company to repurchase Shares pursuant to the Company's plan for repurchase of Shares.

Joint Ventures. The joint venture or partnership arrangements in which the Company or the Partnership is a co-venturer or general partner, which are established to acquire or hold Assets.

Listing or Listed. The listing of the Shares of the Company on a national securities exchange or the quotation of shares on the Nasdaq National Market System. Upon such Listing, the Shares shall be deemed Listed.

Mortgages. In connection with mortgage financing provided, invested in or purchased by the Company, all of the notes, deeds of trust, security interests or other evidences of indebtedness or obligations, which are secured or collateralized by Real Property owned by the borrowers under such notes, deeds of trust, security interests or other evidences of indebtedness or obligations.

NASAA Guidelines. The Statement of Policy Regarding Real Estate Investment Trusts of the North American Securities Administrators Association, Inc.

Net Income. For any period, the Company's total revenues applicable to such period, less the total expenses applicable to such period other than additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of the Assets.

Net Sales Proceeds. In the case of a transaction described in clause (i)(A) of the definition of Sale, the proceeds of any such transaction less the amount of selling expenses incurred by or on behalf of the Company, including all real estate commissions, closing costs and legal fees and expenses. In the case of a transaction described in clause (i)(B) of such definition, Net Sales Proceeds means the proceeds of any such transaction less the amount of selling expenses incurred by or on behalf of the Company, including any legal fees and expenses and other selling expenses incurred in connection with such transaction. In

the case of a transaction described in clause (i)(C) of such definition, Net Sales Proceeds means the proceeds of any such transaction actually distributed to the Company from the Joint Venture less the amount of any selling expenses, including legal fees and expenses incurred by or on behalf of the Company (other than those paid by the Joint Venture). In the case of a transaction or series of transactions described in clause (i)(D) of the definition of Sale, Net Sales Proceeds means the proceeds of any such transaction (including the aggregate of all payments under a Mortgage or in satisfaction thereof other than regularly scheduled interest payments to the extent such interest accrues at a rate of less than ten percent (10%) per annum) less the amount of selling expenses incurred by or on behalf of the Company, including all commissions closing costs and legal fees and expenses. In the case of a transaction described in clause (i)(E) of such definition, Net Sales Proceeds means the proceeds of any such transaction less the amount of selling expenses incurred by or on behalf of the Company, including any legal fees and expenses and other selling expenses incurred in connection with such transaction. In the case of a transaction described in clause (ii) of the definition of Sale, Net Sales Proceeds means the proceeds of such transaction or series of transactions less all amounts generated thereby which are reinvested in one or more Assets within 180 days thereafter and less the amount of any real estate commissions, closing costs, and legal fees and expenses and other selling expenses incurred by or allocated to the Company in connection with such transaction or series of transactions. Net Sales Proceeds shall also include any consideration (including non-cash consideration such as stock, notes, or other property or securities) that the Company determines, in its discretion, to be economically equivalent to proceeds of a Sale, valued in the reasonable determination of the Company. Net Sales Proceeds shall not include any reserves established by the Company in its sole discretion.

NYSE. The New York Stock Exchange, Inc.

Offering. Any public offering of Shares pursuant to an effective registration statement filed under the Securities Act during periods from and after the date hereof.

Organization and Offering Expenses. Any and all costs and expenses, other than Selling Commissions and the dealer manager fee (as in effect from time to time), incurred by and to be paid by the Company, the Advisor or any Affiliate in connection with the formation, qualification and registration of the Company and the marketing and distribution of its Shares, including, without limitation, the following: legal, accounting and escrow fees; printing, amending, supplementing, mailing and distributing costs; filing, registration and qualification fees and taxes; telecopier and telephone costs; and all advertising and marketing expenses, including the costs related to investor and broker-dealer sales meetings.

Partnership. Behringer Harvard Operating Partnership I LP, a Texas limited partnership, through which the Company may own Assets.

Performance Fee. The fee payable to the Advisor upon termination of this Agreement under certain circumstances if certain performance standards have been met pursuant to Section 4.03(b) or (c).

Person. An individual, corporation, association, business trust, estate, trust, partnership, limited liability company or other legal entity.

Property or Properties. As the context requires, any, or all, respectively, of the Real Property acquired by the Company, either directly or indirectly (whether through joint venture arrangements or other partnership or investment interests).

Proprietary Property. All modeling algorithms, tools, computer programs, know-how, methodologies, processes, technologies, ideas, concepts, skills, routines, subroutines, operating instructions and other materials and aides used in performing the duties set forth in Section 2.02 that relate to investment advice

regarding current and potential Assets, and all modifications, enhancements and derivative works of the foregoing.

Prospectus. Prospectus has the meaning set forth in Section 2(10) of the Securities Act, including a preliminary prospectus, an offering circular as described in Rule 256 of the General Rules and Regulations under the Securities Act or, in the case of an intrastate offering, any document by whatever name known, utilized for the purpose of offering and selling securities of the Company to the public.

Real Property. Land, rights in land (including leasehold interests), and any buildings, structures, improvements, furnishings, fixtures and equipment located on or used in connection with land and rights or interests in land.

REIT. A corporation, trust, association or other legal entity (other than a real estate syndication) that is engaged primarily in investing in equity interests in real estate (including fee ownership and leasehold interests) or in loans secured by real estate or both in accordance with Sections 856 through 860 of the Code.

Sale or Sales. (i) Any transaction or series of transactions whereby: (A) the Company or the Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, transfers, conveys, or relinquishes its ownership of any Property or portion thereof, including the lease of any Property consisting of a building only, and including any event with respect to any Property which gives rise to a significant amount of insurance proceeds or condemnation awards; (B) the Company or the Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, transfers, conveys, or relinquishes its ownership of all or substantially all of the interest of the Company or the Partnership in any Joint Venture in which it is a co-venturer or partner; (C) any Joint Venture directly or indirectly (except as described in other subsections of this definition) in which the Company or the Partnership as a co-venturer or partner sells, grants, transfers, conveys, or relinquishes its ownership of any Property or portion thereof, including any event with respect to any Property which gives rise to insurance claims or condemnation awards; (D) the Company or the Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, conveys or relinquishes its interest in any Mortgage or portion thereof (including with respect to any Mortgage, all repayments thereunder or in satisfaction thereof other than regularly scheduled interest payments) and any event with respect to a Mortgage which gives rise to a significant amount of insurance proceeds or similar awards; or (E) the Company or the Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, transfers, conveys, or relinquishes its ownership of any other Asset not previously described in this definition or any portion thereof, but (ii) not including any transaction or series of transactions specified in clause (i) (A) through (E) above in which the proceeds of such transaction or series of transactions are reinvested in one or more Assets within 180 days thereafter.

Securities Act. The Securities Act of 1933, as amended from time to time, or any successor statute thereto. Reference to any provision of the Securities Act shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

Selling Commissions. Any and all commissions payable to underwriters, dealer managers or other broker-dealers in connection with the sale of Shares, including, without limitation, commissions payable to Behringer Securities LP.

Shares. Any shares of the Company's common stock, par value $0.0001 per share.

Soliciting Dealers. Broker-dealers who are members of the National Association of Securities Dealers, Inc., or that are exempt from broker-dealer registration, and who, in either case, have executed participating broker or other agreements with the Dealer Manager to sell Shares.

Sponsor. Robert M. Behringer.

Stock Dividend. Any dividend or other distribution paid to stockholders of the Company in the form of additional Shares.

Stockholders. The record holders of the Company's Shares as maintained in the books and records of the Company or its transfer agent.

Stockholders' 9% Return. As of any date, an aggregate amount equal to a 9% cumulative, noncompounded, annual return on Invested Capital (calculated like simple interest); provided, however, that for purposes of calculating the Stockholders' 9% Return, any Stock Dividend shall not be included as a Distribution; and provided further that for purposes of determining the Stockholders' 9% Return, the return for each portion of the Invested Capital shall commence for purposes of the calculation upon the issuance of the shares issued in connection with such capital.

Subordinated Disposition Fee. The fee payable to the Advisor for services provided in connection with the Sale of one or more Properties pursuant to Section 3.01(c).

Subordinated Incentive Listing Fee. The fee payable to the Advisor under certain circumstances if the Shares are Listed pursuant to Section 3.01(e).

Subordinated Share of Net Sales Proceeds. The fee payable to the Advisor under certain circumstances following receipt of Net Sales Proceeds pursuant to Section 3.01(d).

Termination Date. The date of termination of this Agreement.

Total Operating Expenses. All costs and expenses paid or incurred by the Company, as determined under generally accepted accounting principles, which are in any way related to the operation of the Company or to Company business, including the Asset Management Fee, but excluding (i) the expenses of raising capital such as Organization and Offering Expenses, legal, audit, accounting, underwriting, brokerage, listing, registration, and other fees, printing and other such expenses and tax incurred in connection with the issuance, distribution, transfer, registration and Listing of the Shares, (ii) interest payments, (iii) taxes, (iv) non-cash expenditures such as depreciation, amortization and bad debt reserves, (v) the Subordinated Share of Net Sales Proceeds, (vi) the Performance Fee, (vii) the Subordinated Incentive Listing Fee, (viii) Acquisition Fees and Acquisition Expenses, (ix) real estate commissions on the Sale of Property, and (x) other fees and expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

2%/25% Guidelines. The requirement pursuant to the NASAA Guidelines that, in any 12 month period, Total Operating Expenses not exceed the greater of 2% of Average Invested Assets during such 12 month period or 25% of Net Income over the same 12 month period.

ARTICLE II
THE ADVISOR

2.01   **Appointment**. The Company hereby appoints the Advisor to serve as its advisor on the terms and conditions set forth in this Agreement, and the Advisor hereby accepts such appointment.

2.02   **Duties of the Advisor**. The Advisor undertakes to use its best efforts to present to the Company potential investment opportunities and to provide a continuing and suitable investment program consistent with the investment objectives and policies of the Company as determined and adopted from time to time by the Board. In performance of this undertaking, subject to the supervision of the Board and consistent with the provisions of the Company's most recent Prospectus for Shares, the Articles of Incorporation and Bylaws, the Advisor shall, either directly or by engaging an Affiliate of the Advisor or other Person:

(a)   serve as the Company's investment and financial advisor and provide research and economic and statistical data in connection with the Assets and investment policies;

(b)   provide the daily management of the Company and perform and supervise the various administrative functions reasonably necessary for the management and operations of the Company;

(c)   maintain and preserve the books and records of the Company, including stock books and records reflecting a record of the Stockholders and their ownership of the Company's uncertificated Shares, if any, and acting as transfer agent for the Company's Shares;

(d)   investigate, select, and, on behalf of the Company, engage and conduct business with such Persons as the Advisor deems necessary to the proper performance of its obligations hereunder, including but not limited to consultants, accountants, correspondents, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, banks, builders, developers, property owners, mortgagors, property management companies, transfer agents and any and all agents for any of the foregoing, including Affiliates of the Advisor, and Persons acting in any other capacity deemed by the Advisor necessary or desirable for the performance of any of the foregoing services, including but not limited to entering into contracts in the name of the Company with any of the foregoing;

(e)   consult with the officers and the Board and assist the Board in the formulation and implementation of the Company's financial policies, and, as necessary, furnish the Board with advice and recommendations with respect to the making of investments consistent with the investment objectives and policies of the Company and in connection with any borrowings proposed to be undertaken by the Company;

(f)   subject to the provisions of Sections 2.02(h) and 2.03 hereof, (i) locate, analyze and select potential investments in Assets, (ii) structure and negotiate the terms and conditions of transactions pursuant to which investment in Assets will be made; (iii) make investments in Assets on behalf of the Company or the Partnership in compliance with the investment objectives and policies of the Company; (iv) arrange for financing and refinancing and make other changes in the asset or capital structure of, and dispose of, reinvest the proceeds from the sale of, or otherwise deal with the investments in, Assets; and (v) enter into leases of Property and service contracts for Assets and, to the extent necessary, perform all other operational functions for the maintenance and administration of such Assets, including the servicing of Mortgages;

(g)   provide the Board with periodic reports regarding prospective investments in Assets;

(h)   obtain the prior approval of the Board (including a majority of all Independent Directors) for any and all investments in Assets;

(i)   negotiate on behalf of the Company with banks or lenders for loans to be made to the Company, negotiate on behalf of the Company with investment banking firms and broker-dealers, and negotiate private sales of Shares and other securities of the Company or obtain loans for the Company, as and when appropriate, but in no event in such a way so that the Advisor shall be acting as broker-dealer or underwriter; and provided, further, that any fees and costs payable to third parties incurred by the Advisor in connection with the foregoing shall be the responsibility of the Company;

(j)   obtain reports (which may be prepared by or for the Advisor or its Affiliates), where appropriate, concerning the value of investments or contemplated investments of the Company in Assets;

(k)   from time to time, or at any time reasonably requested by the Board, make reports to the Board of its performance of services to the Company under this Agreement;

(l)   provide the Company with all necessary cash management services;

(m)   deliver to or maintain on behalf of the Company copies of all appraisals obtained in connection with the investments in Assets;

(n)   upon request of the Company, act, or obtain the services of others to act, as attorney-in-fact or agent of the Company in making, requiring and disposing of Assets, disbursing, and collecting the funds, paying the debts and fulfilling the obligations of the Company and handling, prosecuting and settling any claims of the Company, including foreclosing and otherwise enforcing mortgage and other liens and security interests comprising any of the Assets;

(o)   supervise the preparation and filing and distribution of returns and reports to governmental agencies and to Stockholders and other investors and act on behalf of the Company in connection with investor relations;

(p)   provide office space, equipment and personnel as required for the performance of the foregoing services as Advisor;

(q)   prepare on behalf of the Company all reports and returns required by the Securities and Exchange Commission, Internal Revenue Service and other state or federal governmental agencies; and

(r)   do all things necessary to assure its ability to render the services described in this Agreement.

2.03   **Authority of Advisor.**

(a)   Pursuant to the terms of this Agreement (including the restrictions included in this Section 2.03 and in Section 2.06), and subject to the continuing and exclusive authority of the Board over the management of the Company, the Board hereby delegates to the Advisor the authority to (i) locate, analyze and select investment opportunities, (ii) structure the terms and

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conditions of transactions pursuant to which investments will be made or acquired for the Company or the Partnership, (iii) acquire Properties, make and acquire Mortgages and invest in other Assets in compliance with the investment objectives and policies of the Company, (iv) arrange for financing or refinancing of Assets, (v) enter into leases for the Properties and service contracts for the Assets, including oversight of Affiliated companies that perform property management or other services for the Company, (vi) oversee non-affiliated and Affiliated property managers and other non-affiliated and Affiliated Persons who perform services for the Company, and (vii) undertake accounting and other record-keeping functions at the Asset level.

(b)   Notwithstanding the foregoing, any investment in Assets by the Company or the Partnership (as well as any financing acquired by the Company or the Partnership in connection with such investment), will require the prior approval of the Board (including a majority of the Independent Directors).

(c)   The prior approval of a majority of the Independent Directors and a majority of the Board not otherwise interested in the transaction will be required for each transaction with the Advisor or its Affiliates.

(d)   If a transaction requires approval by the Board, the Advisor will deliver to the Directors all documents required by them to properly evaluate the proposed transaction.

The Board may, at any time upon the giving of notice to the Advisor, modify or revoke the authority set forth in this Section 2.03. If and to the extent the Board so modifies or revokes the authority contained herein, the Advisor shall henceforth submit to the Board for prior approval such proposed transactions involving investments in Assets as thereafter require prior approval, provided however, that such modification or revocation shall be effective upon receipt by the Advisor and shall not be applicable to investment transactions to which the Advisor has committed the Company prior to the date of receipt by the Advisor of such notification.

2.04   **Bank Accounts**. The Advisor may establish and maintain one or more bank accounts in its own name for the account of the Company or in the name of the Company and may collect and deposit into any such account or accounts, and disburse from any such account or accounts, any money on behalf of the Company, under such terms and conditions as the Board may approve, provided that no funds shall be commingled with the funds of the Advisor; and the Advisor shall from time to time render appropriate accountings of such collections and payments to the Board, its Audit Committee and the auditors of the Company.

2.05   **Records; Access**. The Advisor shall maintain appropriate records of all its activities hereunder and make such records available for inspection by the Board and by counsel, auditors and authorized agents of the Company, at any time or from time to time during normal business hours. The Advisor shall at all reasonable times have access to the books and records of the Company.

2.06   **Limitations on Activities**. Anything else in this Agreement to the contrary notwithstanding, the Advisor shall refrain from taking any action which, in its sole judgment made in good faith, would (a) adversely affect the status of the Company as a REIT, (b) subject the Company to regulation under the Investment Company Act of 1940, as amended, or (c) violate any law, rule, regulation or statement of policy of any governmental body or agency having jurisdiction over the Company, the Shares or any of the Company's securities, or otherwise not be permitted by the Articles of Incorporation or Bylaws, except if such action shall be ordered by the Board, in which case the Advisor shall notify promptly the Board of the Advisor's judgment of the potential impact of such action and shall refrain from taking such action until it receives further clarification or instructions from the Board. In such event the Advisor shall

have no liability for acting in accordance with the specific instructions of the Board so given. The Advisor, its directors, officers, employees and stockholders, and the directors, officers, employees and stockholders of the Advisor's Affiliates shall not be liable to the Company or to the Board or Stockholders for any act or omission by the Advisor, its directors, officers, employees or stockholders, or for any act or omission of any Affiliate of the Advisor, its directors, officers or employees or stockholders except as provided in Section 5.02 of this Agreement.

2.07   **Relationship with Directors**. Directors, officers and employees of the Advisor or an Affiliate of the Advisor may serve as Directors, officers or employees of the Company, except that no director, officer or employee of the Advisor or its Affiliates who also is a Director shall receive any compensation from the Company for serving as a Director other than reasonable reimbursement for travel and related expenses incurred in attending meetings of the Board.

2.08   **Other Activities of the Advisor**. Nothing herein contained shall prevent the Advisor or its Affiliates from engaging in other activities, including, without limitation, the rendering of advice to other Persons (including other REITs) and the management of other programs advised, sponsored or organized by the Advisor or its Affiliates; nor shall this Agreement limit or restrict the right of any director, officer, employee, or stockholder of the Advisor or its Affiliates to engage in any other business or to render services of any kind to any other Person. The Advisor may, with respect to any investment in which the Company is a participant, also render advice and service to each and every other participant therein. The Advisor shall report to the Board the existence of any condition or circumstance, existing or anticipated, of which it has knowledge, which creates or could create a conflict of interest between the Advisor's obligations to the Company and its obligations to or its interest in any other Person. The Advisor or its Affiliates shall promptly disclose to the Board knowledge of such condition or circumstance. If the Sponsor, Advisor, Director or Affiliates thereof have sponsored other investment programs with similar investment objectives which have investment funds available at the same time as the Company, it shall be the duty of the Board (including the Independent Directors) to adopt the method set forth in the Company's most recent Prospectus for its Shares or another reasonable method by which investments are to be allocated to the competing investment entities and to use their best efforts to apply such method fairly to the Company.


ARTICLE III
COMPENSATION


3.01   **Fees.**

(a)   <u>Asset Management Fee</u>. The Company shall pay the Advisor a monthly Asset Management Fee of (i) with respect to operating Assets, 0.6% of the Aggregate Assets Value for such operating Assets (including any debt attributable to the Assets), payable on the 15th day of each month in an amount equal to 1/12th of 0.6% of the Aggregate Assets Value for such operating Assets as of the last day of the immediately preceding month, and (ii) with respect to development or redevelopment Assets, 0.6% of the Contract Purchase Price (including any debt attributable to the Assets and any budgeted improvement costs therefor) for such development or redevelopment Assets, payable on the 15th day of each month in an amount equal to 1/12th of 0.6% of the total Contract Purchase Price for such development or redevelopment Assets as of the date such amount is determinable. In any given month, in no event shall the Advisor be paid Asset Management Fees pursuant to both clause (i) and clause (ii) of this Section 3.01(a) with respect to the same Asset.

(b)   <u>Acquisition and Advisory Fees</u>. The Company shall pay the Advisor an Acquisition and Advisory Fee in an amount equal to (i) with respect to each Asset acquired directly by the

Company, 2.5% of the Contract Purchase Price of such Asset and (ii) with respect to each Asset acquired indirectly by the Company through one or more of its Affiliates or Joint Ventures, 2.5% of the Contract Purchase Price of such Asset multiplied by the Company's percentage equity interest in such Affiliates or Joint Ventures, in each case payable at the time and in respect of the funds expended for (A) the acquisition of such Asset (including any debt attributable to the Asset), (B) to the extent that such funds are capitalized, for the development, construction or improvement of such Asset (including any debt attributable to the Asset) or (C) the making of a Mortgage; provided, however, that in no event shall the Company pay the Advisor Acquisition and Advisory Fees with respect to any temporary investment in Assets. The total of all Acquisition Fees and any Acquisition Expenses shall be limited in accordance with the Articles of Incorporation.

(c)   Subordinated Disposition Fee. If the Advisor or an Affiliate provides a substantial amount of the services (as determined by a majority of the Independent Directors) in connection with the Sale of one or more Assets, the Advisor or such Affiliate shall receive, subject to the satisfaction of the condition outlined below, a Subordinated Disposition Fee in an amount (the "**Contingent Subordinated Disposition Fee**") equal to (subject to the limitation in the following paragraph) (i) in the case of the sale of Property, the lesser of (A) one-half of a Competitive Real Estate Commission or (B) 3% of the sales price of such Property and (ii) in the case of the sale of any Asset other than Property, 3% of the sales price of such Asset or Assets. The Contingent Subordinated Disposition Fee will not be earned or paid unless and until the Stockholders have received total Distributions in an amount equal to or in excess of the sum of their aggregate Invested Capital plus the Stockholders' 9% Return. To the extent that, in any instance, the Contingent Subordinated Disposition Fees is not earned and paid due to the foregoing limitation, the Contingent Subordinated Disposition Fees that would have been earned and paid had the foregoing limitation not been in place at the time of a Sale shall be a contingent liability of the Company, which shall be paid if and only if the conditions set forth in this subparagraph 3.01(c) have been satisfied and, upon the satisfaction of such condition, the Company shall pay all such Contingent Subordination Disposition Fees as if such condition had been satisfied with respect to each such prior Sale.

The Subordinated Disposition Fee may be payable in addition to real estate commissions paid to non-Affiliates, provided, however, that the total real estate commissions paid to all Persons by the Company (together with the Subordinated Disposition Fee) shall in no case exceed an amount equal to the lesser of (i) 6% of the Contract Sales Price of an Asset or (ii) the Competitive Real Estate Commission in respect of any Property.

In the event this Agreement is terminated prior to such time as the Stockholders have received total Distributions in an amount equal to or in excess of the sum of their aggregate Invested Capital plus the Stockholders' 9% Return through the Termination Date, the Company Value shall be determined and any contingent liabilities for the payment of Contingent Subordinated Disposition Fees on Assets previously sold will be paid if the Company Value plus total Distributions received prior to the Termination Date equals or exceeds the sum of the aggregate Invested Capital plus the Stockholders' 9% Return through the Termination Date and then only to the extent of such excess.

Following Listing, and as soon as practicable after determination of Market Value (defined below), any contingent liabilities for the payment of the Contingent Subordinated Disposition Fees on Assets previously sold will be earned and paid if and only if the Stockholders have received or been deemed to have received total Distributions in an amount equal to or in excess of the sum of the aggregate Invested Capital plus the Stockholders' 9% Return through the date of

Listing. For purposes of the preceding sentence, in addition to actual Distributions received, Stockholders will be deemed to have received Distributions in the amount equal to the product of the total number of Shares outstanding and the average closing price of the Shares over the 30-trading-day period beginning the date of Listing (the "**Market Value**"). Once any Contingent Subordinated Disposition Fees are actually paid, such amounts shall thereafter be referred to as "Subordinated Disposition Fees."

(d)   Subordinated Share of Net Sales Proceeds. Prior to Listing but after the Stockholders have received total Distributions in an amount equal to the sum of their aggregate Invested Capital and Stockholders' 9% Return, upon the consummation of any Sale, the Advisor shall receive a Subordinated Share of Net Sales Proceeds in an amount equal to 15% of Net Sales Proceeds less the amount by which the Company's debt for borrowed money exceeds the aggregate book value of the Company's assets after the sale of the Asset(s) in respect of which the Net Sales Proceeds is being determined.

Following Listing, and as soon as practicable after determination of Market Value, if the Stockholders have received or been deemed to have received total Distributions in an amount equal to the sum of their aggregate Invested Capital and Stockholders' 9% Return through the date of Listing, the Advisor shall receive a Subordinated Share of Net Sales Proceeds in an amount equal to 15% of Net Sales Proceeds less the amount by which the Company's debt for borrowed money exceeds the aggregate book value of the Company's assets after the sale of the Asset(s) in respect of which the Net Sales Proceeds is being determined. For purposes of this subparagraph (d), in determining whether the Subordinated Share of Net Sales Proceeds is payable following Listing, in addition to actual Distributions received, Stockholders will be deemed to have received Distributions in the amount equal to the Market Value.

(e)   Subordinated Incentive Listing Fee. Following Listing, and as soon as practicable after determination of Market Value, the Advisor shall be entitled to receive a Subordinated Incentive Listing Fee payable in the form of an interest bearing promissory note (the "**SILF Note**") in a principal amount equal to 15% of the amount by which (i) the market value of the outstanding Shares, measured by taking the Market Value, plus the total of all Distributions paid to Stockholders from the Company's inception until the date of Listing, exceeds (ii) the sum of (A) 100% of Invested Capital and (B) the total Distributions required to be paid to the Stockholders in order to pay the Stockholders' 9% Return from inception through the date of Listing. Interest on the SILF Note will accrue beginning on the date of Listing at a rate deemed fair and reasonable by the Independent Directors on the date of Listing. The Company shall repay the SILF Note using the entire Net Sales Proceeds of each Sale after Listing until the SILF Note is paid in full, with interest. If the SILF Note has not been paid in full within five years from the date of Listing, then the Advisor, its successors or assigns, may elect to convert the balance of the SILF Note, including accrued but unpaid interest, into Shares at a price per Share equal to the average Closing Price of the Shares over the ten trading days immediately preceding the date of such election. If the Shares are no longer listed at such time as the SILF Note becomes convertible into Shares as provided by this paragraph, then the price per Share, for purposes of conversion, shall equal the fair market value for the Shares as determined by the Board based upon the Appraised Value of the Assets as of the date of election. The principal amount of the SILF Note shall be referred to as "Subordinated Disposition Fees."

(f)   Debt Financing Fee. In the event of the origination of any debt financing obtained by or for the Company (including any refinancing or assumption of debt), the Company will pay to the Advisor a debt financing fee equal to one percent (1%) of the amount available under such financing.

(g)   Limitations on Payments. Notwithstanding the foregoing, no payments shall be made under Sections 3.01(d), 3.01(e), 4.03(b) or 4.03(c) if, at or prior to the time the payment is due, the Convertible Shares have been converted into Shares in the case of Sections 3.01(d) and 3.01(e), or, in the case of Sections 4.03(b) and 4.03(c), the determination of the number of Shares issuable upon conversion of the Convertible Shares has been made in accordance with Article First, Section (iii)(c) of the Articles Supplementary, dated as of March 22, 2006, to the Articles of Incorporation, in each case, without any reduction in the number of Convertible Shares converted or in the value or number of Shares to be issued upon such conversion that may be triggered under the terms of the Convertible Shares to avoid jeopardizing the Company's REIT status. If, however, the Convertible Shares have been converted into Shares in the case of Sections 3.01(d) and 3.01(e), or, in the case of Sections 4.03(b) and 4.03(c), the determination of the number of Shares issuable upon conversion of the Convertible Shares has been made in accordance with Article First, Section (iii)(c) of the Articles Supplementary, dated as of March 22, 2006, to the Articles of Incorporation, in each case, with a reduction in the number of Convertible Shares converted or in the value or number of Shares issued upon such conversion triggered under the terms of the Convertible Shares to avoid jeopardizing the Company's REIT status, (i) no payments otherwise due and payable under Section 3.01(d) ("Offset Payments") shall be paid until the aggregate amount of such Offset Payments equals the aggregate value of the Shares (as determined at the time of such conversion as being the Company Value divided by the number of Shares outstanding at such time) issued or issuable upon conversion of the Convertible Shares, and (ii) any payments otherwise due and payable under Section 3.01(e), 4.03(b) or 4.03(c) shall be reduced, dollar-for-dollar, by an amount equal to the aggregate value of the Shares (as determined at the time of such conversion as being the Company Value divided by the number of Shares outstanding at such time) issued or issuable upon conversion of the Convertible Shares.

3.02   **Expenses.**

(a)   In addition to the compensation paid to the Advisor pursuant to Section 3.01 hereof, the Company shall pay directly or reimburse the Advisor for all of the expenses paid or incurred by the Advisor in connection with the services it provides to the Company pursuant to this Agreement, including, but not limited to:

(i)   Organization and Offering Expenses; provided, however, that within 60 days after the end of the month in which an Offering terminates, the Advisor shall reimburse the Company for any Organization and Offering Expenses reimbursement received by the Advisor pursuant to this Section 3.02, to the extent that such reimbursement exceeds 2% of the Gross Proceeds (2.5% for Offerings conducted prior to the date hereof) exclusive of Gross Proceeds from shares sold under the Company's Distribution Reinvestment Plan. The Advisor shall be responsible for the payment of all Organization and Offering Expenses in excess of 2% of the Gross Proceeds (2.5% for Offerings conducted prior to the date hereof) exclusive of Gross Proceeds from shares sold under the Company's Distribution Reinvestment Plan;

(ii)   Acquisition Expenses incurred in connection with the selection and acquisition of Assets in an amount equal to up to 0.5% of the Contract Purchase Price of each Asset;

(iii)   the actual cost of goods, services and materials used by the Company and obtained from Persons not affiliated with the Advisor, other than Acquisition Expenses, including brokerage fees paid in connection with the purchase and sale of Shares or other securities;

(iv)   interest and other costs for borrowed money, including discounts, points and other similar fees;

(v)   taxes and assessments on income or property and taxes as an expense of doing business;

(vi)   costs associated with insurance required in connection with the business of the Company or by the Board;

(vii)   expenses of managing and operating Assets owned by the Company, whether payable to an Affiliate of the Company or a non-affiliated Person;

(viii)   all expenses in connection with payments to the Board for attendance at meetings of the Board and Stockholders;

(ix)   expenses associated with Listing or with the issuance and distribution of Shares and other securities of the Company, such as Selling Commissions and fees, advertising expenses, taxes, legal and accounting fees, Listing and registration fees, and other Organization and Offering Expenses;

(x)   expenses connected with payments of Distributions in cash or otherwise made or caused to be made by the Company to the Stockholders;

(xi)   expenses of organizing, revising, amending, converting, modifying, or terminating the Company or the Articles of Incorporation;

(xii)   expenses of any third party transfer agent for the Shares and of maintaining communications with Stockholders, including the cost of preparation, printing, and mailing annual reports and other Stockholder reports, proxy statements and other reports required by governmental entities;

(xiii)   administrative service expenses (including personnel costs; provided, however, that no reimbursement shall be made for costs of personnel to the extent that such personnel perform services in transactions for which the Advisor receives a separate fee); and

(xiv)   audit, accounting and legal fees.

(b)   Expenses incurred by the Advisor on behalf of the Company and payable pursuant to this Section 3.02 shall be reimbursed no less than quarterly to the Advisor within 60 days after the end of each quarter. The Advisor shall prepare a statement documenting the expenses of the Company during each quarter, and shall deliver such statement to the Company within 45 days after the end of each quarter.

3.03   **Other Services**. Should the Board request that the Advisor or any director, officer or employee thereof render services for the Company other than set forth in Section 2.02, such services shall be separately compensated at such rates and in such amounts as are agreed by the Advisor and the Independent Directors, subject to the limitations contained in the Articles of Incorporation, and shall not be deemed to be services pursuant to the terms of this Agreement.

3.04 **Reimbursement to the Advisor**. The Company shall not reimburse the Advisor for Total Operating Expenses to the extent that Total Operating Expenses (including the Asset Management Fee), in the four consecutive fiscal quarters then ended (the "**Expense Year**") exceed (the "**Excess Amount**") the greater of 2% of Average Invested Assets or 25% of Net Income for such year. Any Excess Amount paid to the Advisor during a fiscal quarter shall be repaid to the Company. Reimbursement of all or any portion of the Total Operating Expenses that exceed the limitation set forth in the preceding sentence may, at the option of the Advisor, be deferred without interest and may be reimbursed in any subsequent Expense Year where such limitation would permit such reimbursement if the Total Operating Expense were incurred during such period. Notwithstanding the foregoing, if there is an Excess Amount in any Expense Year and the Independent Directors determine that such excess was justified, based on unusual and nonrecurring factors which they deem sufficient, the Excess Amount may be reimbursed to the Advisor. Within 60 days after the end of any fiscal quarter of the Company for which there is an Excess Amount which the Independent Directors conclude was justified and reimbursable to the Advisor, there shall be sent to the Stockholders a written disclosure of such fact, together with an explanation of the factors the Independent Directors considered in determining that such Excess Amount was justified. Such determination shall be reflected in the minutes of the meetings of the Board. The Company will not reimburse the Advisor or its Affiliates for services for which the Advisor or its Affiliates are entitled to compensation in the form of a separate fee. All figures used in any computation pursuant to this Section 3.04 shall be determined in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE IV
TERM AND TERMINATION

4.01 **Term; Renewal**. Subject to Section 4.02 hereof, this Agreement shall continue in force until the first anniversary of the date hereof. Thereafter, this Agreement may be renewed for an unlimited number of successive one-year terms upon mutual consent of the parties. It is the duty of the Board to evaluate the performance of the Advisor annually before renewing the Agreement, and each such renewal shall be for a term of no more than one year.

4.02 **Termination**. This Agreement will automatically terminate upon Listing. This agreement also may be terminated at the option of either party (i) immediately upon a Change of Control or (ii) upon 60 days written notice without cause or penalty (in either case, if termination is by the Company, then such termination shall be upon the approval of a majority of the Independent Directors). Notwithstanding the foregoing, the provisions of this Agreement which provide for payment to the Advisor of expenses, fees or other compensation following the date of termination (*i.e.*, Sections 3.01(e) and 4.03) shall continue in full force and effect until all amounts payable thereunder to the Advisor are paid in full.

4.03 **Payments to and Duties of Advisor upon Termination.**

(a) After the Termination Date, the Advisor shall not be entitled to compensation for further services hereunder except it shall be entitled to and receive from the Company within 30 days after the effective date of such termination all unpaid reimbursements of expenses, subject to the provisions of Section 3.04 hereof, and all contingent liabilities related to fees payable to the Advisor prior to termination of this Agreement, provided that the Subordinated Incentive Listing Fee, if any, shall be paid in accordance with the provisions of Section 3.01(e). Upon termination, the SILF Note shall become immediately due and payable and shall be promptly paid by the Company. In the event the Subordinated Incentive Listing Fee is paid to the Advisor following Listing, no Performance Fee will be paid to the Advisor pursuant to Sections 4.03(b) or (c) below.

(b)   Upon termination, unless such termination is by the Company because of a material breach of this Agreement by the Advisor or occurs upon a Change of Control, the Advisor shall be entitled to receive a Performance Fee payable in the form of an interest bearing promissory note (the "**Performance Fee Note**") in a principal amount equal to the product of 0.15 times the amount, if any, by which (i) the Company Value plus the total Distributions paid to holders of Shares through the Termination Date, exceeds (ii) the sum of the aggregate Invested Capital plus the Stockholders' 9% Return through the Termination Date. Interest on the Performance Fee Note will accrue beginning on the Termination Date at a rate deemed fair and reasonable by the Independent Directors. The Company shall repay the Performance Fee Note using the entire Net Sales Proceeds of each Sale after the Termination Date until the Performance Fee Note is paid in full, with interest. If the Performance Fee Note has not been paid in full within five years from the Termination Date, then the Advisor, its successors or assigns, may elect to convert the balance of the Performance Fee Note, including accrued but unpaid interest, into Shares at a price per Share equal to the average Closing Price of the Shares over the ten trading days immediately preceding the date of such election if the Shares are Listed at such time. If the Shares are not Listed at such time, the Advisor, its successors or assigns, may elect to convert the balance of the Performance Fee Note, including accrued but unpaid interest, into Shares at a price per Share equal to the fair market value for the Shares as determined by the Board based upon the Appraised Value of the Assets on the date of election.

(c)   Notwithstanding the foregoing, if termination occurs upon a Change of Control, the Advisor shall be entitled to payment of a Performance Fee equal to the product of 0.15 times the amount, if any, by which (i) the Company Value plus the total Distributions paid to holders of Shares through the Termination Date, exceeds (ii) the sum of the aggregate Invested Capital plus the Stockholders' 9% Return. No deferral of payment of the Performance Fee may be made under this Section 4.03(c).

(d)   In the event that the Advisor disagrees with the valuation of Shares pursuant to Section 4.03(b) where the Shares are not Listed, for purposes of determining the number of shares to be issued to the Advisor following the Advisor's election to convert the balance of the Performance Fee Note owed to the Advisor, then the fair market value of such shares shall be determined by an independent appraiser of equity value selected by the Advisor and the Company. If the Advisor and the Company are unable to agree upon an expert independent appraiser, then each of the Company and the Advisor shall name one appraiser and the two named appraisers shall promptly agree in good faith to the appointment of one such appraiser whose determination shall be final and binding on the parties. The cost of such appraisal shall be shared evenly between the Company and the Advisor.

(e)   The Advisor shall promptly upon termination:

> (i)   pay over to the Company all money collected and held for the account of the Company pursuant to this Agreement, after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled;

> (ii)   deliver to the Board a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board;

> (iii)   deliver to the Board all assets, including the Assets, and documents of the Company then in the custody of the Advisor; and

(iv)   cooperate with the Company and take all reasonable actions requested by the Company to provide an orderly management transition.

ARTICLE V
INDEMNIFICATION

5.01   **Indemnification by the Company**.   The Company shall indemnify and hold harmless the Advisor and its Affiliates, including their respective officers, directors, partners and employees, from all liability, claims, damages or losses arising in the performance of their duties hereunder, and related expenses, including reasonable attorneys' fees, to the extent such liability, claims, damages or losses and related expenses are not fully reimbursed by insurance, subject to any limitations imposed by the laws of the State of Maryland, the Articles of Incorporation and the NASAA Guidelines.   The foregoing indemnity shall extend, without limitation, to any claims to the extent relating to any of the events or outcomes set forth in the Prospectus as possible results, outcomes or risks associated with the business and investment objectives of the Company.   Notwithstanding the foregoing, the Advisor shall not be entitled to indemnification or be held harmless pursuant to this Section 5.01 for any activity which the Advisor shall be required to indemnify or hold harmless the Company pursuant to Section 5.02. Any indemnification of the Advisor may be made only out of the net assets of the Company and not from Stockholders.

5.02   **Indemnification by Advisor**.   The Advisor shall indemnify and hold harmless the Company from contract or other liability, claims, damages, taxes or losses and related expenses including attorneys' fees, to the extent that such liability, claims, damages, taxes or losses and related expenses are not fully reimbursed by insurance and are incurred by reason of the Advisor's bad faith, fraud, misfeasance, misconduct, negligence or reckless disregard of its duties, but the Advisor shall not be held responsible for any action of the Board in following or declining to follow any advice or recommendation given by the Advisor.

ARTICLE VI
MISCELLANEOUS

6.01   **Assignment to an Affiliate**.   This Agreement may be assigned by the Advisor to an Affiliate of the Advisor with the approval of a majority of the Board (including a majority of the Independent Directors).   The Advisor may assign any rights to receive fees or other payments under this Agreement without obtaining the approval of the Board.   This Agreement shall not be assigned by the Company without the consent of the Advisor, except in the case of an assignment by the Company to a corporation or other organization which is a successor to all of the assets, rights and obligations of the Company, in which case such successor organization shall be bound hereunder and by the terms of said assignment in the same manner as the Company is bound by this Agreement.   This Agreement shall be binding on successors to the Company resulting from a Change of Control or sale of all or substantially all the assets of the Company or the Partnership, and shall likewise be binding upon any successor to the Advisor.

6.02   **Relationship of Advisor and Company**.   The Company and the Advisor are not partners or joint venturers with each other, and nothing in this Agreement shall be construed to make them such partners or joint venturers or impose any liability as such on either of them.

6.03   **Notices**.   Any notice, report or other communication required or permitted to be given hereunder shall be in writing unless some other method of giving such notice, report or other communication is required by the Articles of Incorporation, the Bylaws, or accepted by the party to whom it is given, and shall be given by being delivered by hand or by overnight mail or other overnight delivery service to the addresses set forth herein:

To the Directors and to the Company: Behringer Harvard REIT I, Inc.
15601 Dallas Parkway
Suite 600
Addison, Texas 75001

To the Advisor: Behringer Advisors LP
15601 Dallas Parkway
Suite. 600
Addison, Texas 75001

Either party shall, as soon as reasonably practicable, give notice in writing to the other party of a change in its address for the purposes of this Section 6.03.

6.04   **Modification**. This Agreement shall not be changed, modified, or amended, in whole or in part, except by an instrument in writing signed by both parties hereto, or their respective successors or assignees.

6.05   **Severability**. The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

6.06   **Choice of Law; Venue**. The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of Texas, and venue for any action brought with respect to any claims arising out of this Agreement shall be brought exclusively in Dallas County, Texas.

6.07   **Entire Agreement**. This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing signed by each of the parties hereto.

6.08   **Waiver**. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

6.09   **Gender; Number**. Words used herein regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

6.10   **Headings**. The titles and headings of sections and subsections contained in this Agreement are for convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation hereof.

6.11   **Execution in Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of

which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

6.12   **Name.** Behringer Advisors LP and/or one or more of its Affiliates has a proprietary interest in the names "Harvard" (for the businesses engaged in by the Company and its Affiliates) and "Behringer" (for all purposes). Accordingly, and in recognition of this right, if at any time the Company ceases to retain Behringer Advisors LP or an Affiliate thereof to perform the services of Advisor, the Company will, promptly after receipt of written request from Behringer Advisors LP, cease to conduct business under or use the name "Harvard" or "Behringer" or any diminutive thereof and the Company shall use its best efforts to change the name of the Company to a name that does not contain the name "Harvard" or "Behringer" or any other word or words that might, in the sole discretion of Behringer Advisors LP, be susceptible of indication of some form of relationship between the Company and Behringer Advisors LP or any Affiliate thereof. Consistent with the foregoing, it is specifically recognized that Behringer Advisors LP or one or more of its Affiliates has in the past and may in the future organize, sponsor or otherwise permit to exist other investment vehicles (including vehicles for investment in real estate) and financial and service organizations having "Harvard" or "Behringer" as a part of their name, all without the need for any consent (and without the right to object thereto) by the Company or its Board.

6.13   **Initial Investment**. The Advisor or one of its Affiliates has contributed $200,000 (the "**Initial Investment**") in exchange for the initial issuance of Shares of the Company. The Advisor or its Affiliates may not sell any of the Shares purchased with the Initial Investment while the Advisor acts in an advisory capacity to the Company. The restrictions included above shall not apply to any Shares acquired by the Advisor or its Affiliates other than the Shares acquired through the Initial Investment. Neither the Advisor nor its Affiliates shall vote any Shares they now own, or hereafter acquires, in any vote for the election of Directors or any vote regarding the approval or termination of any contract with the Advisor or any of its Affiliates.

6.14   **Ownership of Proprietary Property**. The Advisor retains ownership of and reserves all Intellectual Property Rights in the Proprietary Property. To the extent that the Company has or obtains any claim to any right, title or interest in the Proprietary Property, including without limitation in any suggestions, enhancements or contributions that Company may provide regarding the Proprietary Property, the Company hereby assigns and transfers exclusively to the Advisor all right, title and interest, including without limitation all Intellectual Property Rights, free and clear of any liens, encumbrances or licenses in favor of the Company or any other party, in and to the Proprietary Property. In addition, at the Advisor's expense, the Company will perform any acts that may be deemed desirable by the Advisor to evidence more fully the transfer of ownership of right, title and interest in the Proprietary Property to the Advisor, including but not limited to the execution of any instruments or documents now or hereafter requested by the Advisor to perfect, defend or confirm the assignment described herein, in a form determined by the Advisor.

[*The remainder of this page intentionally blank*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.


BEHRINGER HARVARD REIT I, INC.


By:/s/ Gerald J. Reihsen, III
        Gerald J. Reihsen, III
        Executive Vice President – Corporate
        Development & Legal

BEHRINGER ADVISORS LP

By: Harvard Property Trust, LLC,
        its General Partner

By: /s/ Gerald J. Reihsen, III
        Gerald J. Reihsen, III
        Executive Vice President – Corporate
        Development & Legal

Exhibit 10.2

THIRD AMENDED AND RESTATED PROPERTY MANAGEMENT AND LEASING AGREEMENT

This THIRD AMENDED AND RESTATED PROPERTY MANAGEMENT AND LEASING AGREEMENT (this "Management Agreement") is made and entered into as of the 20ᵗʰ day of March, 2006, by and among BEHRINGER HARVARD REIT I, INC., a Maryland corporation ("BH REIT"), BEHRINGER HARVARD OPERATING PARTNERSHIP I LP, a Texas limited partnership ("BH OP"), and HPT MANAGEMENT SERVICES LP, Texas limited partnership (the "Manager").

WHEREAS, BH OP was organized to acquire, own, operate, lease and manage real estate properties on behalf of BH REIT; and

WHEREAS, BH OP and BH REIT and Manager previously entered into that certain Property Management and Leasing Agreement dated February 14, 2003 as amended and restated by the Amended and Restated Property Management and Leasing Agreement dated June 2, 2003 and the Second Amended and Restated Property Management and Leasing Agreement dated February 11, 2005 (the "Original Management Agreement"); and

WHEREAS, BH REIT intends to continue to raise money from the sale of its common stock to be used, net of payment of certain offering costs and expenses, for investment in the acquisition or construction of income-producing real estate and other real estate-related investments (including the making or purchase of mortgage loans), some or all of which are to be acquired and held by Owner (as hereinafter defined) on behalf of BH REIT; and

WHEREAS, Owner intends to continue to retain Manager to manage and coordinate the leasing of certain of the real estate properties acquired by Owner under the terms and conditions set forth in this Management Agreement; and

WHEREAS, the parties desire to amend and restate the Original Management Agreement in its entirety ion accordance with the terms and provisions hereof;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, do hereby agree, as follows:

ARTICLE I

DEFINITIONS

Except as otherwise specified or as the context may otherwise require, the following terms have the respective meanings set forth below for all purposes of this Management Agreement, and the definitions of such terms are equally applicable both to the singular and plural forms thereof:

1.1   "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly owning, controlling or holding, with the power to vote, 10% or more of the outstanding voting securities of such other Person; (ii) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held, with the power to vote, by such other Person; (iii) any Person directly or indirectly controlling, controlled by or under common control with such other Person; (iv) any executive officer, director, trustee or general partner of such other Person; and (v) any legal entity for which such Person acts as an executive officer, director, trustee or general partner.

1.2   "Gross Revenues" means all amounts actually collected as rents or other charges for the use and occupancy of the Properties, but shall exclude interest and other investment income of Owner and proceeds received by Owner for a sale, exchange, condemnation, eminent domain taking, casualty or other disposition of assets of Owner.

1.3   "Improvements" means buildings, structures, equipment from time to time located on the Properties and all parking and common areas located on the Properties.

1.4   "Intellectual Property Rights" means all rights, titles and interests, whether foreign or domestic, in and to any and all trade secrets, confidential information rights, patents, invention rights, copyrights, service marks, trademarks, know-how, or similar intellectual property rights and all applications and rights to apply for such rights, as well as any and all moral rights, rights of privacy, publicity and similar rights and license rights of any type under the laws or regulations of any governmental, regulatory, or judicial authority, foreign or domestic and all renewals and extensions thereof.

1.5   "Lease" means, unless the context otherwise requires, any lease or sublease made by Owner as landlord or by its predecessor.

1.6   "Management Fees" has the meaning set forth in Section 5.1 hereof.

1.7   "Owner" means BH REIT, BH OP and any joint venture, limited liability company or other Affiliate of BH REIT or BH OP that owns, in whole or in part, on behalf of BH REIT, any Properties.

1.8   "Person" means an individual, corporation, association, business trust, estate, trust, partnership, limited liability company or other legal entity.

1.9   "Properties" means all real estate properties owned by Owner and all tracts as yet unspecified but to be acquired by Owner containing income-producing improvements or on which Owner will construct income-producing improvements.

1.10   "Proprietary Properties" means all modeling algorithms, tools, computer programs, know-how, methodologies, processes, technologies, ideas, concepts, skills, routines, subroutines, operating instructions and other materials and aides used in performing the duties set forth in Article 2 that relate to management advice, services and techniques regarding current and potential Properties, and all modifications, enhancements and derivative works of the foregoing.

ARTICLE II

APPOINTMENT OF MANAGER; SERVICES TO BE PERFORMED

2.1   Appointment of Manager. Owner hereby engages and retains Manager as the manager and as tenant coordinating agent of the Properties, and Manager hereby accepts such appointment on the terms and conditions hereinafter set forth; it being understood that this Management Agreement shall cause Manager to be, at law, Owner's agent upon the terms contained herein.

2.2   General Duties. Manager shall devote its best efforts to performing its duties hereunder to manage, operate, maintain and lease the Properties in a diligent, careful and vigilant manner. The services of Manager are to be of scope and quality not less than those generally performed by professional property managers of other similar properties in the area. Manager shall make available to Owner the full

benefit of the judgment, experience and advice of the members of Manager's organization and staff with respect to the policies to be pursued by Owner relating to the operation and leasing of the Properties.

2.3 Specific Duties. Manager's duties include the following:

(a) Lease Obligations. Manager shall perform all duties of the landlord under all Leases insofar as such duties relate to operation, maintenance, and day-to-day management. Manager shall also provide or cause to be provided, at Owner's expense, all services normally provided to tenants of like premises, including where applicable and without limitation, gas, electricity or other utilities required to be furnished to tenants under Leases, normal repairs and maintenance, and cleaning, and janitorial service. Manager shall arrange for and supervise the performance of all installations and improvements in space leased to any tenant that are either expressly required under the terms of the lease of such space or that are customarily provided to tenants.

(b) Maintenance. Manager shall cause the Properties to be maintained in the same manner as similar properties in the area. Manager's duties and supervision in this respect shall include, without limitation, cleaning of the interior and the exterior of the Improvements and the public common areas on the Properties and the making and supervision of repair, alterations, and decoration of the Improvements, subject to and in strict compliance with this Management Agreement and the Leases. Construction activities undertaken by Manager, if any, will be limited to activities related to the management, operation, maintenance, and leasing of the Property (e.g., repairs, renovations, and leasehold improvements).

(c) Leasing Functions. Manager shall coordinate the leasing of the Properties and shall negotiate and use its best efforts to secure executed Leases from qualified tenants, and to execute same on behalf of Owner, if requested, for available space in the Properties, such Leases to be in form and on terms approved by Owner and Manager, and to bring about complete leasing of the Properties. Manager shall be responsible for the hiring of all leasing agents, as necessary for the leasing of the Properties, and to otherwise oversee and manage the leasing process on behalf of Owner.

(d) Notice of Violations. Manager shall forward to Owner promptly upon receipt all notices of violation or other notices from any governmental authority, and board of fire underwriters or any insurance company, and shall make such recommendations regarding compliance with such notice as shall be appropriate.

(e) Personnel. Any personnel hired by Manager to maintain, operate and lease the Property shall be the employees or independent contractors of Manager and not of Owner of such Property, BH OP or BH REIT. Manager shall use due care in the selection and supervision of such employees or independent contractors. Manager shall be responsible for the preparation of and shall timely file all payroll tax reports and timely make payments of all withholding and other payroll taxes with respect to each employee.

(f) Utilities and Supplies. Manager shall enter into or renew contracts for electricity, gas, steam, landscaping, fuel, oil, maintenance and other services as are customarily furnished or rendered in connection with the operation of similar rental property in the area.

(g) Expenses. Manager shall analyze all bills received for services, work and supplies in connection with maintaining and operating the Properties, pay all such bills when due, and, if requested by Owner, pay, when due, utility and water charges, sewer rent and assessments, and any other amount payable in respect to the Properties. All bills shall be paid by Manager

within the time required to obtain discounts, if any. Owner may from time to time request that Manager forward certain bills to Owner promptly after receipt, and Manager shall comply with any such request. Manager shall pay all bills, assessments, real property taxes, insurance premiums and any other amount payable in respect to the Properties out of the Account (as hereinafter defined). All expenses shall be billed at net cost (i.e., less all rebates, commissions, discounts and allowances, however designed).

(h)   Monies Collected. Manager shall timely collect all rent and other monies, in the form of a check or money order, from tenants and any sums otherwise due Owner with respect to the Properties in the ordinary course of business. Owner authorizes Manager to request, demand, collect and provide receipt for all such rent and other monies and to institute legal proceedings in the name of Owner for the collection thereof and for the dispossession of any tenant in default under its Lease.

(i)   Banking Accommodations. Manager shall establish and maintain a separate checking account (the "Account") for funds relating to the Properties. All monies deposited from time to time in the Account shall be deemed to be trust funds and shall be and remain the property of Owner and shall be withdrawn and disbursed by Manager for the account of Owner only as expressly permitted by this Management Agreement for the purposes of performing the obligations of Manager hereunder. No monies collected by Manager on Owner's behalf shall be commingled with funds of Manager. The Account shall be maintained, and monies shall be deposited therein and withdrawn therefrom, in accordance with the following:

> (i) All sums received from rents and other income from the Properties shall be promptly deposited by Manager in the Account. Manager shall have the right to designate two or more persons who shall be authorized to draw against the Account, but only for purposes authorized by this Management Agreement.
>
> (ii) All sums due to Manager hereunder, whether for compensation, reimbursement for expenditures, or otherwise, as herein provided, shall be a charge against the operating revenues of the Properties and shall be paid and/or withdrawn by Manager from the Account prior to the making of any other disbursements therefrom.
>
> (iii) By the 15th day after the end of each month, Manager shall forward to Owner all monies contained in the Account other than a reserve of $5,000 and any other amounts otherwise provided in the budget, which shall remain in the Account.

(j)   Ownership Agreements. Manager has received copies of (and will be provided with copies of future) Articles of Incorporation, Agreements of Limited Partnership, Joint Venture Partnership Agreements and Operating Agreements, each as may be amended from time to time, of Owner, as applicable (the "Ownership Agreements") and is familiar with the terms thereof. Manager shall use reasonable care to avoid any act or omission that, in the performance of its duties hereunder, shall in any way conflict with the terms of Ownership Agreements.

(k)   Signs. Manager shall place and remove, or cause to be placed and removed, such signs upon the Properties as Manager deems appropriate, subject, however, to the terms and conditions of the Leases and to any applicable ordinances and regulations.

2.4   Approval of Leases, Contracts, Etc. In fulfilling its duties to Owner, Manager may and hereby is authorized to enter into any leases, contracts or agreements on behalf of Owner in the ordinary course of the management, operation, maintenance and leasing of the Property.

2.5   Accounting, Records and Reports.

(a)   Records. Manager shall maintain all office records and books of account and shall record therein, and keep copies of, each invoice received from services, work and supplies ordered in connection with the maintenance and operation of the Properties. Such records shall be maintained on a double entry basis. Owner and persons designated by Owner shall at all reasonable time have access to and the right to audit and make independent examinations of such records, books and accounts and all vouchers, files and all other material pertaining to the Properties and this Management Agreement, all of which Manager agrees to keep safe, available and separate from any records not pertaining to the Properties, at a place recommended by Manager and approved by Owner.

(b)   Monthly Reports. On or before the 15th day after the end of each month during the term of this Management Agreement, Manager shall prepare and submit to Owner the following reports and statements:

(i)   rental collection record;

(ii) monthly operating statement;

(iii) copy of cash disbursements ledger entries for such period, if requested;

(iv) copy of cash receipts ledger entries for such period, if requested;

(v) the original copies of all contracts entered into by Manager on behalf of Owner during such period, if requested; and

(vi) copy of ledger entries for such period relating to security deposits maintained by Manager, if requested.

(c)   Budgets and Leasing Plans. Not later than November 15 of each calendar year, Manager shall prepare and submit to Owner for its approval an operating budget and a marketing and leasing plan on each Property for the calendar year immediately following such submission. In connection with any acquisition of a Property by Owner, Manager shall prepare a budget and marketing and leasing plan for the remainder of the calendar year. The budget and marketing and leasing plan shall be in the form of the budget and plan approved by Owner prior to the date thereof. As often as reasonably necessary during the period covered by any such budget, Manager may submit to Owner for its approval an updated budget or plan incorporating such changes as shall be necessary to reflect cost over-runs and the like during such period. If Owner does not disapprove any such budget within 30 days after receipt thereof by Owner, such budget shall be deemed approved. If Owner shall disapprove any such budget or plan, it shall so notify Manager within said 30-day period and explain the reasons therefor. If Owner disapproves of any budget or plan, Manager shall submit a revised budget or plan, as applicable, within 10 (ten) days of receipt of the notice of disapproval, and Owner shall have 10 (ten) days to provide notice to Manager if it disapproves of any such revised budget or plan. Manager will not incur any costs other than those estimated in any budget except for:

(i)   tenant improvements and real estate commissions required under a Lease;

(ii) maintenance or repair costs under $5,000 per Property;

(iii) costs incurred in emergency situations in which action is immediately necessary for the preservation or safety of the Property, or for the safety of occupants or other persons (or to avoid the suspension of any necessary service of the Property);

(iv) expenditures for real estate taxes and assessment; and

(v) maintenance supplies calling for an aggregate purchase price less than $25,000 per annum for all Properties.

Budgets prepared by Manager shall be for planning and informational purposes only, and Manager shall have no liability to Owner for any failure to meet any such budget. However, Manager will use its best efforts to operate within the approved budget.

(d)   Legal Requirements. Manager shall execute and file when due all forms, reports, and returns required by law relating to the employment of its personnel. Manager shall be responsible for notifying Owner in the event it receives notice that any Improvement on a Property or any equipment therein does not comply with the requirements of any statute, ordinance, law or regulation of any governmental body or of any public authority or official thereof having or claiming to have jurisdiction thereover. Manager shall promptly forward to Owner any complaints, warnings, notices or summonses received by it relating to such matters. Owner represents that to the best of its knowledge each of its Properties and any equipment thereon will upon acquisition by Owner comply with all such requirements. Owner authorizes Manager to disclose the ownership of the Property by Owner to any such officials. Owner agrees to indemnify, protect, defend, save and hold Manager and its stockholders, officers, directors, employees, managers, successors and assigns (collectively, the "Indemnified Parties") harmless of and from any and all Losses (as defined in Section 3.5(a) hereof) that may be imposed on them or any or all of them by reason of the failure of Owner to correct any present or future violation or alleged violation of any and all present or future laws, ordinances, statutes, or regulations of any public authority or official thereof, having or claiming to have jurisdiction thereover, of which it has actual notice.

2.6   Guaranty of Deposits. Should Owner acquire real property from Behringer Development Company LP, a Texas limited partnership ("Behringer Development"), Manager hereby guarantees the full, prompt and unconditional refund of any earnest money deposit paid by Owner to Behringer Development should Owner be entitled to such refund as a result of (i) the failure of Behringer Development to develop the property, (ii) the failure of all or a specified portion of the pre-leased tenants to take possession under their leases for any reason, or (iii) the inability of Owner to pay the full purchase price at closing.

ARTICLE III

AUTHORITY GRANTED TO MANAGER AND CERTAIN OWNER OBLIGATIONS

3.1   Authority As To Tenants, Etc. Owner agrees and does hereby give Manager the following exclusive authority and powers (all of which shall be exercised either in the name of Manager, as Manager for Owner, or in the name or Owner entered into by Manager as Owner's authorized agent, and Owner shall assume all expenses in connection with such matters):

(a)   to advertise each Property or any part thereof and to display signs thereon, as permitted by law;

(b)   to lease the Properties to tenants;

(c)   to pay all expenses of leasing such Property, including but not limited to, newspaper and other advertising, signage, banners, brochures, referral commissions, leasing commissions, finder's fees and salaries, bonuses and other compensation of leasing personnel responsible for the leasing of the Property;

(d)   to cause references of prospective tenants to be investigated, it being understood and agreed by the parties hereto that Manager does not guarantee the creditworthiness or collectibility of accounts receivable from tenants, users or lessees; and to negotiate new Leases and renewals and cancellations of existing Leases that shall be subject to Manager obtaining Owner's approval;

(e)   to collect from tenants all or any of the following: a late rent administrative charge, a non-negotiable check charge, credit report fee, a subleasing administrative charge and/or broker's commission; and Manager need not account for such charges and/or commission to Owner;

(f)   to terminate tenancies and to sign and serve in the name of Owner of each Property such notices as are deemed necessary by Manager;

   (i) to institute and prosecute actions to evict tenants and to recover possession of the Property or portions thereof;

   (ii) with Owner's authorization, to sue for and in the name of Owner and recover rent and other sums due; and to settle, compromise, and release such actions or suits, or reinstate such tenancies. All expenses of litigation including, but not limited to, attorneys' fees, filing fees, and court costs that Manager shall incur in connection with the collecting of rent and other sums, or to recover possession of any Property or any portion thereof, shall be deemed to be an operational expense of the Property. Manager and Owner shall concur on the selection of the attorneys to handle such litigation.

3.2   Operational Authority. Owner agrees and does hereby give Manager the following exclusive authority and powers (all of which shall be exercised either in the name of Manager, as Manager for Owner, or in the name or Owner entered into by Manager as Owner's authorized agent, and Owner shall assume all expenses in connection with such matters):

(a)   to hire, supervise, discharge, and pay all labor required for the operation and maintenance of each Property including but not limited to on-site personnel, managers, assistant managers, leasing consultants, engineers, janitors, maintenance supervisors and other employees required for the operation and maintenance of the Property, including personnel spending a portion of their working hours (to be charged on a pro rata basis) at the Property. All expenses of such employment shall be deemed operational expenses of the Property.

(b)   to make or cause to be made all ordinary repairs and replacements necessary to preserve each Property in its present condition and for the operating efficiency thereof and all alterations required to comply with lease requirements, and to decorate the Property;

(c)   to negotiate and enter into, as Manager of the Property, contracts for all items on budgets that have been approved by Owner, any emergency services or repairs for items not exceeding $5,000, appropriate service agreements and labor agreements for normal operation of

the Property, which have terms not to exceed three years, and agreements for all budgeted maintenance, minor alterations, and utility services, including, but not limited to, electricity, gas, fuel, water, telephone, window washing, scavenger service, landscaping, snow removal, pest exterminating, decorating and legal services in connection with the Leases and service agreements relating to the Property, and other services or such of them as Manager may consider appropriate; and

(d)   to purchase supplies and pay all bills.

Manager shall use its best efforts to obtain the foregoing services and utilities for the Property under terms that are as cost-effective and otherwise favorable to Manager as possible for the quality of services and utilities required. Owner hereby appoints Manager as Owner's authorized Manager for the purpose of executing, as Manager for said Owner, all such contracts. In addition, Owner agrees to specifically assume in writing all obligations under all such contracts so entered into by Manager, on behalf of Owner of the Property, upon the termination of this Agreement, and Owner shall indemnify, protect, save, defend and hold Manager and the other Indemnified Parties harmless from and against any and all Losses resulting from, arising out of or in any way related to such contracts and that relate to or concern matters occurring after termination of this Agreement, but excluding matters arising out of Manager's willful misconduct, gross negligence and/or unlawful acts. Manager shall secure the approval of, and execution of appropriate contracts by, Owner for any non-budgeted and non-emergency/contingency capital items, alterations or other expenditures in excess of $5,000 for any one item, securing for each item at least three written bids, if practicable, or providing evidence satisfactory to Owner that the contract amount is lower than industry standard pricing, from responsible contractors. Manager shall have the right from time to time during the term hereof, to contract with and make purchases from Affiliates of Manager, provided that contract rates and prices are competitive with other available sources. Manager may at any time and from time to time request and receive the prior written authorization of Owner of the Property of any one or more purchases or other expenditures, notwithstanding that Manager may otherwise be authorized hereunder to make such purchases or expenditures.

3.3   Rent and Other Collections. Owner agrees and does hereby give Manager the exclusive authority and powers (all of which shall be exercised either in the name of Manager, as Manager for Owner, or in the name or Owner entered into by Manager as Owner's authorized agent, and Owner shall assume all expenses in connection with such matters) to collect rents and/or assessments and other items, including but not limited to tenant payments for real estate taxes, property liability and other insurance, damages and repairs, common area maintenance, tax reduction fees and all other tenant reimbursements, administrative charges, proceeds of rental interruption insurance, parking fees, income from coin operated machines and other miscellaneous income, due or to become due and give receipts therefor and to deposit all such Gross Revenue collected hereunder in the Account. Manager may endorse any and all checks received in connection with the operation of any Property and drawn to the order of Owner, and Owner shall, upon request, furnish Manager's depository with an appropriate authorization for Manager to make such endorsement. Manager shall also have the exclusive authority to collect and handle tenants' security deposits, including the right to apply such security deposits to unpaid rent, and to comply, on behalf of Owner of the Property, with applicable state or local laws concerning security deposits and interest thereon, if any. Manager shall not be required to advance any monies for the care or management of any Property. Owner agrees to advance all monies necessary therefor. If Manager shall elect to advance any money in connection with a Property, Owner agrees to reimburse Manager forthwith and hereby authorizes Manager to deduct such advances from any monies due Owner. In connection with any insured losses or damages relating to any Property, Manager shall have the exclusive authority to handle all steps necessary regarding any such claim; provided that Manager will not make any adjustments or settlements in excess of $10,000 without Owner's prior written consent.

3.4   Payment of Expenses. Owner agrees and does hereby give Manager the exclusive authority and power (all of which shall be exercised either in the name of Manager, as Manager for Owner, or in the name or Owner entered into by Manager as Owner's authorized agent, and Owner shall assume all expenses in connection with such matters) to pay all expenses of the Property from the Gross Revenue collected in accordance with Section 3.3 above, from the Account. It is understood that the Gross Revenue will be used first to pay the compensation to Manager as contained in Article 5 below, then operational expenses and then any mortgage indebtedness, including real estate tax and insurance impounds, but only as directed by Owner in writing and only if sufficient Gross Revenue is available for such payments. Nothing in this Agreement shall be interpreted in such a manner as to obligate Manager to pay from Gross Revenue, any expenses incurred by Owner prior to the commencement of this Agreement, except to the extent Owner advances additional funds to pay such expenses.

3.5   Certain Owner Indemnification Obligations.

(a)   On Termination. In the event this Agreement is terminated for any reason prior to the expiration of its original term or any renewal term, Owner shall indemnify, protect, defend, save and hold Manager and all of the other Indemnified Parties harmless from and against any and all claims, causes of action, demands, suits, proceedings, loss, judgments, damage, awards, liens, fines, costs, attorney's fees and expenses, of every kind and nature whatsoever (collectively, "Losses"), that may be imposed on or incurred by Manager by reason of the willful misconduct, gross negligence and/or unlawful acts (such unlawfulness having been adjudicated by a court of proper jurisdiction) of Owner.

(b)   Property Damage, Etc. Owner agrees to indemnify, defend, protect, save and hold Manager and all of the other Indemnified Parties harmless from any and all Losses in connection with or in any way related to the Property and from liability for damage to the Property and injuries to or death of any person whomsoever, and damage to property; provided, however, that such indemnification shall not extend to any such Losses arising out of the willful misconduct, gross negligence and/or unlawful acts (such unlawfulness having been adjudicated by a court of proper jurisdiction) of Manager or any of the other Indemnified Parties. Manager shall not be liable for any error of judgment or for any mistake of fact or law, or for any thing that it may do or refrain from doing, except in cases of willful misconduct, gross negligence and/or unlawful acts (such unlawfulness having been adjudicated by a court of proper jurisdiction).

3.6   Environmental Matters. Owner hereby warrants and represents to Manager that to the best of Owner's knowledge, no Property, upon acquisition by Owner, nor any part thereof, will be used to treat, deposit, store, dispose of or place any hazardous substance that may subject Manager to liability or claims under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C.A. Section 9607) or any constitutional provision, statute, ordinance, law, or regulation of any governmental body or of any order or ruling of any public authority or official thereof, having or claiming to have jurisdiction thereover. Furthermore, Owner agrees to indemnify, protect, defend, save and hold Manager and all of the other Indemnified Parties from any and all Losses involving, concerning or in any way related to any past, current or future allegations regarding treatment, depositing, storage, disposal or placement by any party other than Manager of hazardous substances on the Property.

3.7   Legal Status of Properties. Owner represents that to the best of its knowledge each Property and any equipment thereon, when acquired by Owner, will comply with all legal requirements and authorizes Manager to disclose the identity of the Owner of the Property to any such officials and agrees to indemnify, protect, defend, save and hold Manager and the other Indemnified Parties harmless of and from any and all Losses that may be imposed on them or any of them by reason of the failure of Owner to correct any present or future violation or alleged violation of any and all present or future laws, ordinances, statutes, or regulations of any public authority or official thereof, having or claiming to have

jurisdiction thereover, of which it has actual notice. In the event it is alleged or charged that any Improvement or any equipment on a Property or any act or failure to act by Owner with respect to the Property or the sale, rental, or other disposition thereof fails to comply with, or is in violation of, any of the requirements of any constitutional provision, statute, ordinance, law, or regulation of any governmental body or any order or ruling of any public authority or official thereof having or claiming to have jurisdiction thereover, and Manager, in its sole and absolute discretion, considers that the action or position of Owner, with respect thereto may result in damage or liability to Manager, Manager shall have the right to cancel this Agreement at any time by written notice to Owner of its election so to do, which cancellation shall be effective upon the service of such notice. Such cancellation shall not release the indemnities of Owner set forth in this Agreement and shall not terminate any liability or obligation of Owner to Manager for any payment, reimbursement, or other sum of money then due and payable to Manager hereunder.

   3.8 Extraordinary Payments. Owner agrees to give adequate advance written notice to Manager if Owner desires that Manager make any extraordinary payment, out of Gross Revenue, to the extent funds are available after the payment of Manager's compensation as provided for herein and all operational expenses, of mortgage indebtedness, general taxes, special assessments, or fire, boiler or any other insurance premiums.


ARTICLE IV

EXPENSES


   4.1 Owner's Expenses. Except as otherwise specifically provided, all costs and expenses incurred hereunder by Manager in fulfilling its duties to Owner shall be for the account of and on behalf of Owner. Such costs and expenses shall include the wages and salaries and other employee-related expenses of all on-site and off-site employees of Manager who are engaged in the operation, management, maintenance and leasing or access control of the Properties, including taxes, insurance and benefits relating to such employees, and legal, travel and other out-of-pocket expenses that are directly related to the management of specific Properties. All costs and expenses for which Owner is responsible under this Management Agreement shall be paid by Manager out of the Account. In the event the Account does not contain sufficient funds to pay all said expenses, Owner shall fund all sums necessary to meet such additional costs and expenses.

   4.2 Manager's Expenses. Manager shall, out of its own funds, pay all of its general overhead and administrative expenses.


ARTICLE V

MANAGER'S COMPENSATION


   5.1 Management Fees. Commencing on the date hereof, Owner shall pay Manager property management and leasing fees in an amount equal to three percent (3.0%) of Gross Revenues (the "Management Fees") on a monthly basis from the rental income received from the Properties over the term of this Management Agreement. In the event that Owner contracts directly with a non-affiliated third-party property manager in respect of a Property, Owner shall pay Manager an oversight fee equal to one percent (1%) of Gross Revenues of such Property to compensate Manager for transition services to coordinate and align the systems and policies of the third-party property manager with those of Manager. Manager's compensation under this Section 5.1 shall apply to all renewals, extensions or expansions of Leases that Manager has originally negotiated. In the event Manager assists with planning and coordinating the construction of any tenant-paid finish-out or improvements, Manager shall be entitled to

receive from any such tenant an amount equal to not greater than five percent (5.0%) of the cost of such tenant improvements.

5.2   Leasing Fees. In addition to the compensation paid to Manager under Section 5.1 above, Manager shall be entitled to receive a separate fee for the Leases of new tenants and renewals of Leases with existing tenants in an amount not to exceed the fee customarily charged in arm's length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area.

5.3   Audit Adjustment. If any audit of the records, books or accounts relating to the Properties discloses an overpayment or underpayment of Management Fees, Owner or Manager shall promptly pay to the other party the amount of such overpayment or underpayment, as the case may be. If such audit discloses an overpayment of Management Fees for any fiscal year of more than the correct Management Fees for such fiscal year, Manager shall bear the cost of such audit.

ARTICLE VI

INSURANCE AND INDEMNIFICATION

6.1   Insurance to be Carried.

(a)   Manager shall obtain and keep in full force and effect insurance on the Properties against such hazards as Owner and Manager shall deem appropriate, but in any event insurance sufficient to comply with the Leases and Ownership Agreements shall be maintained. All liability policies shall provide sufficient insurance satisfactory to both Owner and Manager and shall contain waivers of subrogation for the benefit of Manager.

(b)   Manager shall obtain and keep in full force and effect, in accordance with the laws of the state in which each Property is located, employer's liability insurance applicable to and covering all employees of Manager at the Properties and all persons engaged in the performance of any work required hereunder, and Manager shall furnish Owner certificates of insurers naming Owner as a co-insured and evidencing that such insurance is in effect. If any work under this Management Agreement is subcontracted as permitted herein, Manager shall include in each subcontract a provision that the subcontractor shall also furnish Owner with such a certificate.

6.2   Insurance Expenses. Premiums and other expenses of such insurance, as well as any applicable payments in respect of deductibles shall be borne by Owner.

6.3   Cooperation with Insurers. Manager shall cooperate with and provide reasonable access to the Properties to representatives of insurance companies and insurance brokers or agents with respect to insurance that is in effect or for which application has been made. Manager shall use its best efforts to comply with all requirements of insurers.

6.4   Accidents and Claims. Manager shall promptly investigate and shall report in detail to Owner all accidents, claims for damage relating to Ownership, operation or maintenance of the Properties, and any damage or destruction to the Properties and the estimated costs of repair thereof, and shall prepare for approval by Owner all reports required by an insurance company in connection with any such accident, claim, damage, or destruction. Such reports shall be given to Owner promptly, and any report not so given within 10 (ten) days after the occurrence of any such accident, claim, damage or destruction shall be noted in the monthly operating statement delivered to Owner pursuant to Section 2.5(b). Manager is authorized to settle any claim against an insurance company arising out of any policy

and, in connection with such claim, to execute proofs of loss and adjustments of loss and to collect and receipt for loss proceeds.

6.5   Indemnification. Manager shall hold Owner harmless from and indemnify and defend Owner against any and all claims or liability for any injury or damage to any person or property whatsoever for which Manager is responsible occurring in, on, or about the Properties, including, without limitation, the Improvements when such injury or damage shall be caused by the negligence of Manager, its agents, servants, or employees, except to the extent that Owner recovers insurance proceeds with respect to such matter. Owner will indemnify and hold Manager harmless against all liability for injury to persons and damage to property caused by Owner's negligence and which did not result from the negligence of misconduct of Manager, except to the extent Manager recovers insurance proceeds with respect to such matter.

ARTICLE VII

TERM AND TERMINATION

7.1   Term. This Agreement shall commence on the date first above written and shall continue until the seventh (7th) anniversary of such date and thereafter for successive seven (7) year renewal periods, unless on or before 30 days prior to the date last above mentioned or on or before 30 days prior to the expiration of any such renewal period, Manager shall notify Owner in writing that it elects to terminate this Agreement, in which case this Agreement shall be thereby terminated on said last mentioned date. In addition, and notwithstanding the foregoing, Owner may terminate this Agreement at any time upon delivery of written notice to Manager not less than thirty (30) days prior to the effective date of termination, in the event of (and only in the event of) a showing by Owner of willful misconduct, gross negligence, or deliberate malfeasance by Manager in the performance of Manager's duties hereunder. In addition, either party may terminate this Agreement immediately upon the occurrence of any of the following:

(a)   A decree or order is rendered by a court having jurisdiction (i) adjudging Manager as bankrupt or insolvent, or (ii) approving as properly filed a petition seeking reorganization, readjustment, arrangement, composition or similar relief for Manager under the federal bankruptcy laws or any similar applicable law or practice, or (iii) appointing a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of Manager or a substantial part of the property of Manager, or for the winding up or liquidation of its affairs, or

(b)   Manager (i) institutes proceedings to be adjudicated a voluntary bankrupt or an insolvent, (ii) consents to the filing of a bankruptcy proceeding against it, (iii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or relief under any similar applicable law or practice, (iv) consents to the filing of any such petition, or to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency for it or for a substantial part of its property, (v) makes an assignment for the benefit of creditors, (vi) is unable to or admits in writing its inability to pay its debts generally as they become due unless such inability shall be the fault of the other party, or (iv) takes corporate or other action in furtherance of any of the aforesaid purposes.

7.2   Manager's Obligations Upon Termination. Upon the termination of this Management Agreement, Manager shall have the following duties:

(a)   Manager shall deliver to Owner or its designee, all books and records with respect to the Properties.

(b)	Manager shall transfer and assign to Owner, or its designee, all service contracts and personal property relating to or used in the operation and maintenance of the Properties, except personal property paid for and owned by Manager. Manager shall also, for a period of sixty (60) days immediately following the date of such termination, make itself available to consult with and advise Owner, or its designee, regarding the operation, maintenance and leasing of the Properties.

(c)	Manager shall render to Owner an accounting of all funds of Owner in its possession and shall deliver to Owner a statement of all Management Fees claimed to be due to Manager and shall cause funds of Owner held by Manager relating to the Properties to be paid to Owner or its designee.

7.3	Owner's Obligations Upon Termination. Owner shall pay or reimburse Manager for any sums of money due it under this Agreement for services and expenses prior to termination of this Agreement. All provisions of this Agreement that require Owner to have insured, or to protect, defend, save, hold and indemnify or to reimburse Manager shall survive any expiration or termination of this Agreement and, if Manager is or becomes involved in any claim, proceeding or litigation by reason of having been Manager of Owner, such provisions shall apply as if this Agreement were still in effect.

The parties understand and agree that Manager may withhold funds for sixty (60) days after the end of the month in which this Agreement is terminated to pay bills previously incurred but not yet invoiced and to close accounts. Should the funds withheld be insufficient to meet the obligation of Manager to pay bills previously incurred, Owner will, upon demand, advance sufficient funds to Manager to ensure fulfillment of Manager's obligation to do so, within ten (10) days of receipt of notice and an itemization of such unpaid bills.

ARTICLE VIII

MISCELLANEOUS

8.1	Notices. All notices, approvals, consents and other communications hereunder shall be in writing, and, except when receipt is required to start the running of a period of time, shall be deemed given when delivered in person or on the fifth day after its mailing by either party by registered or certified United States mail, postage prepaid and return receipt requested, to the other party, at the addresses set forth after their respect name below or at such different addresses as either party shall have theretofore advised the other party in writing in accordance with this Section 8.1.

Owner:	BEHRINGER HARVARD OPERATING PARTNERSHIP I LP
c/o Behringer Harvard REIT I, Inc.
15601 Dallas Parkway
Suite 600
Addison, Texas 75001
Attention: Chief Legal Officer

Manager:	HPT MANAGEMENT SERVICES LP
15601 Dallas Parkway
Suite 600
Addison, Texas 75001
Attention: Chief Legal Officer

8.2	Governing Law; Venue. This Management Agreement shall be governed by and construed in accordance with the laws of the State of Texas, and any action brought to enforce the

agreements made hereunder or any action which arises out of the relationship created hereunder shall be brought exclusively in Dallas County, Texas.

8.3   Assignment. Manager may delegate partially or in full its duties and rights under this Management Agreement but only with the prior written consent of Owner. Owner acknowledges and agrees that any or all of the duties of Manager as contained herein may be delegated by Manager and performed by a person or entity ("Submanager") with whom Manager contracts for the purpose of performing such duties. Owner specifically grants Manager the authority to enter into such a contract with a Submanager; provided that, unless Owner otherwise agrees in writing with such Submanager, Owner shall have no liability or responsibility to any such Submanager for the payment of the Submanager's fee or for reimbursement to the Submanager of its expenses or to indemnify the Submanager in any manner for any matter; and provided further that Manager shall require such Submanager to agree, in the written agreement setting forth the duties and obligations of such Submanager, to indemnify Owner for all Losses incurred by Owner as a result of the willful misconduct or gross negligence of the Submanager, except that such indemnity shall not be required to the extent that Owner recovers issuance proceeds with respect to such matter. Any contract entered into between Manager and a Submanager pursuant to this Section 8.3 shall be consistent with the provisions of this Agreement, except to the extent Owner otherwise specifically agrees in writing. This Management Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

8.4   Third Party Leasing Services. Manager acknowledges that from time to time Owner may determine that it is in the best interests of Owner to retain a third party to provide certain leasing services with respect to certain Properties and to compensate such third party for such leasing services. Upon the prior written consent of Manager, Owner shall have the authority to enter into such a contract for leasing services with a third party (a "Third Party Leasing Agreement"); provided that Manager shall have no liability or responsibility to Owner for any of the duties and obligations undertaken by such party, and Owner agrees to indemnify Manager for all Losses incurred by Manager as a result of acts of such third party pursuant to the Third Party Leasing Agreement. To the extent that leasing services are specifically required to be performed by a third party pursuant to such Third Party Leasing Agreement, Manager shall have no obligation to perform such leasing services and Owner shall have no obligation to Manager for leasing fees pursuant to Section 5.2 hereof.

8.5   Third Party Management Services. Manager acknowledges that from time to time Owner may acquire interests in Properties in which Owner does not control the determination of the party that is engaged to provide property management and other services to be provided by Manager with respect to all Properties acquired by Owner hereunder. Upon the prior written consent of Manager, Owner shall have the authority to acquire such non-controlling interests in Properties for which a third party provides some or all of the services otherwise required to be performed by Manager hereunder (a "Third Party Management Agreement"); provided that Manager shall have no liability or responsibility to Owner for any of the duties and obligations undertaken by such third party, and Owner agrees to indemnify Manager for all Losses incurred by Manager as a result of the acts of such third party pursuant to the Third Party Management Agreement. To the extent that property management and other services are specifically required to be performed by a third party pursuant to such Third Party Management Agreement, Manager shall have no obligation to perform such services and Owner shall have no obligation to Manager for compensation for such services pursuant to Article V hereof.

8.6   No Waiver. The failure of Owner to seek redress for violation or to insist upon the strict performance of any covenant or condition of this Management Agreement shall not constitute a waiver thereof for the future.

8.7	Amendments. This Management Agreement may be amended only by an instrument in writing signed by the party against whom enforcement of the amendment is sought.

8.8	Headings. The headings of the various subdivisions of this Management Agreement are for reference only and shall not define or limit any of the terms or provisions hereof.

8.9	Counterparts.	This Management Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Management Agreement to produce or account for more than one such counterpart.

8.10	Entire Agreement. This Management Agreement contains the entire understanding and all agreements between Owner and Manager respecting the management of the Properties. There are no representations, agreements, arrangements or understandings, oral or written, between Owner and Manager relating to the management of the Properties that are not fully expressed herein.

8.11	Disputes.	If there shall be a dispute between Owner and Manager relating to this Management Agreement resulting in litigation, the prevailing party in such litigation shall be entitled to recover from the other party to such litigation such amount as the court shall fix as reasonable attorneys' fees.

8.12	Activities of Manager. The obligations of Manager pursuant to the terms and provisions of this Management Agreement shall not be construed to preclude Manager from engaging in other activities or business ventures, whether or not such other activities or ventures are in competition with Owner or the business of Owner.

8.13	Independent Contractor. Manager and Owner shall not be construed as joint venturers or partners of each other pursuant to this Management Agreement, and neither shall have the power to bind or obligate the other except as set forth herein. In all respects, the status of Manger to Owner under this Agreement is that of an independent contractor.

8.14	No Third-Party Rights. Nothing expressed or referred to in this Management Agreement will be construed to give any Person other than the parties to this Management Agreement any legal or equitable right, remedy or claim under or with respect to this Management Agreement or any provision of this Management Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to Section 8.3.

8.15	Ownership of Proprietary Property. The Manager retains ownership of and reserves all Intellectual Property Rights in the Proprietary Property. To the extent that Owner has or obtains any claim to any right, title or interest in the Proprietary Property, including without limitation in any suggestions, enhancements or contributions that Owner may provide regarding the Proprietary Property, Owner hereby assigns and transfers exclusively to the Manager all right, title and interest, including without limitation all Intellectual Property Rights, free and clear of any liens, encumbrances or licenses in favor of Owner or any other party, in and to the Proprietary Property. In addition, at the Manager's expense, Owner will perform any acts that may be deemed desirable by the Manager to evidence more fully the transfer of ownership of right, title and interest in the Proprietary Property to the Manager, including but not limited to the execution of any instruments or documents now or hereafter requested by the Manager to perfect, defend or confirm the assignment described herein, in a form determined by the Manager.

IN WITNESS WHEREOF, the parties have executed this Property Management and Leasing Agreement as of the date first above written.

BEHRINGER HARVARD REIT I, INC.

By: /s/ Gerald J. Reihsen, III
      Gerald J. Reihsen, III
      Executive Vice President – Corporate
      Development & Legal

**BEHRINGER HARVARD OPERATING
  PARTNERSHIP I LP**

By: Behringer Harvard REIT I, Inc.
      General Partner

     By: /s/ Gerald J. Reihsen, III
         Gerald J. Reihsen, III
         Executive Vice President – Corporate
         Development & Legal

HPT MANAGEMENT SERVICES LP

By: /s/ Gerald J. Reihsen, III
      Gerald J. Reihsen, III
      Executive Vice President – Corporate
      Development & Legal